Exhibit 99.2

FCA BANK GROUP

CONSOLIDATED FINANCIAL STATEMENTS
AT 31 DECEMBER 31, 2014

Consolidated Statement of Financial Position

Consolidated Income Statement

Consolidated Statement of Comprehensive Income Consolidated

Statement of Changes in Equity Consolidated Statement of Cash Flows

Notes to the Consolidated Financial Statement

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS			(€/thousands)
DESCRIPTION		31/12/2014	31/12/2013
10.	Cash and cash equivalents	22	48
20.	Financial assets held for trading	13,155	36,823
40.	Financial assets held for sale
50.	Financial assets held to maturity	9,715	9,665
60.	Receivables	14,438,913	14,372,526
70.	Hedging derivatives	83,603	17,958
80.	Adjustments to hedged financial assets (macrohedge) (+/-)	59,106	47,141
90.	Investments	79	108
100.	Property, plant and equipment	1,041,574	1,040,508
110.	Intangible assets	217,507	215,216
120.	Tax assets	250,614	183,999
	a) current	81,284	29,889
	b) deferred law 214/2011	169,330	154,110
140.	Other assets	819,927	638,788
TOTAL ASSETS		16,934,215	16,562,780

LIABILITIES AND EQUITY			(€/thousands)
DESCRIPTION		31/12/2014	31/12/2013
10.	Payables	6,957,638	7,483,711
20.	Notes issued	7,069,598	6,366,608
30.	Financial liabilities held for trading	16,140	38,643
50.	Hedging derivatives	80,818	69,971
70.	Tax liabilities	86,027	86,605
	a) current	39.979	41,139
	b) deferred	46,048	45,466
90.	Other liabilities	588,496	535,713
100.	Post-employment benefits	13,001	12,630
110.	Provisions for risks and charges	208,520	166,650
	a) retirement and similar obligations	37,050	29,220
	b) other	171,470	137,430
TOTAL LIABILITIES		15,020,238	14,760,531
120.	Share capital	700,000	700,000
150.	Share premium reserve	192,746	192,746
160.	Reserves	807,789	719,746
170.	Valuation reserve	16,880	5,335
180.	Profit (loss) for the period	181,149	170,330
190.	Non-controlling interests	15,413	14,092
TOTAL EQUITY		1,913,977	1,802,249
TOTAL LIABILITIES AND EQUITY		16,934,215	16,562,780

CONSOLIDATED INCOME STATEMENT

			(€/thousands)
DESCRIPTION		2014	2013
10.	Interest and similar income	737,429	752,179
20.	Interest and similar expenses	(372,803)	(380,992)
	NET INTEREST INCOME (EXPENSE)	364,626	371,187
30.	Fee and commission income	140,021	153,001
40.	Fee and commission expense	(51,634)	(53,041)
	NET FEE AND COMMISSION INCOME(EXPENSE)	88,387	99,960
60.	Profit (loss) from trading activities	(2,141)	(1,407)
70.	Gains (losses) on hedging activities	(769)
	BANKING INCOME	450,103	469,740
100.	Impairment/reinstatement of value of:	(82,934)	(101,041)
	a) financial assets	(82,934)	(101,041)
110.	Administrative expenses	(214,855)	(218,868)
	a) personnel expenses	(135,764)	(136,304)
	b) other administrative expenses	(79,091)	(82,564)
120.	Depreciation-Impairment/Reinstatement of value of PP&E	(250,572)	(259,678)
130.	Amortization-Impairment/Reinstatement of value of intangible assets	(5,310)	(4,855)
150.	Provisions for risks and charges	(45,696)	(17,065)
160.	Other operating income (expenses)	405,799	379,284
	OPERATING INCOME	256,535	247,517
	PROFIT (LOSS) BEFORE TAX FROM CONTINUING OPERATIONS	256,535	247,517
190.	Income tax on continuing operations	(74,060)	(75,848)
	PROFIT (LOSS) BEFORE TAX FROM CONTINUING OPERATIONS	182,475	171,669
	PROFIT (LOSS) FOR THE YEAR	182,475	171,669
210.	Profit (loss) attributable to non-controlling interests	1,326	1,339
220.	Profit (loss) attributable to the Parent Company's shareholders	181,149	170,330

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

			(€/thousands)
DESCRIPTION		2014	2013
10.	Profit (loss) for the year	182,475	171,669
	Other items of comprehensive income after taxes that will not be reclassified to profit or loss
40.	Defined-benefit plans	(7,666)	(2,436)
	Other items of comprehensive income after taxes that may be reclassified to profit or loss
80.	Exchange rate differences	19,742	(5,804)
90.	Cash flow hedge	(532)	6,961
130.	Total other items of comprehensive income after taxes	11,545	(1,279)
140.	Comprehensive income (loss) (items 10+130)	194,020	170,390
150.	Total comprehensive income (loss) attributable to non-controlling interests	1,326	1,339
160.	Total comprehensive income (loss) attributable to owners of the parent	192,694	169,051

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY AS OF 31/12/14 AND 31/12/13

(€/thousands)
	Closing balance at 31.12.2013	Changes in opening balance	Balance at 1.1.2014	Allocation of profit from previous year		Changes during the year						Consolidated comprehensive income for 2014	Equity atri- butable to Parent Comapny's sharehol- ders at 31.12.2014	Non-controlling interests at 31.12.2014
				Reserves	Dividends and other allocations	Changes in reserves	Equity transactions
							New share issues	Share buyback	Special dividends paid	Changes in equity intruments	Other changes
Share capital	700,000		700,000										700,000
Share premium reserve	192,746		192,746										192,746
Reserves	719,746		719,746	170,330	(28,586)				(53,700)			-	807,790
a) retained earnings	719,746		719,746	170,330	(28,586)				(53,700)			-	807,790
b) other	-		-										-
Valuation reserve	5,335		5,335									11,545	16,880
Equity instruments	-												-
Treasury shares	-												-
Profit (loss) for the year	170,330		170,330	(170,330)								181,149	181,149
Equity attributable to Parent Company's shareholders	1,788,156	-	1,788,156	-	(28,586)	-	-	-	(53,700)	-	-	192,694	1,898,564	-
Non-controlling interests	14,092	-	14,092								(5)	1,326		15,413
TOTAL EQUITY	1,802,248	-	1,802,248	-	(28,586)	-	-	-	(53,700)	-	(5)	194,020	1,913,977

(€/thousands)
	Closing balance at 31.12.2012	Changes in opening balance	Balance at 1.1.2013	Allocation of profit from previous year		Changes during the year						Consolidated comprehensive income for 2013	Equity atri- butable to Parent Comapny's sharehol- ders at 31.12.2013	Non-controlling interests at 31.12.2013
				Reserves	Dividends and other allocations	Changes in reserves	Equity transactions
							New share issues	Share buyback	Special dividends paid	Changes in equity intruments	Other changes
Share capital	700,000		700,000										700,000
Share premium reserve	192,746		192,746										192,746
Reserves	584,206	(739)	583,467	164,692	(30,554)	-					2,141	-	719,746
a) retained earnings	584,206	(739)	583,467			-							719,746
b) other	-		-										-
Valuation reserve	8,012	(1,398)	6,614									(1,279)	5,335
Equity instruments	-
Treasury shares	-
Profit (loss) for the year	165,475	(783)	164,692	(164,692)								170,330	170,330
Equity attributable to Parent Company's shareholders	1,650,439	(2,920)	1,647,519		(30,554)	-	-	-	-	-	2,141	169,051	1,788,156	-
Non-controlling interests	12,759		12,759			(6)					-	1,339		14,092
TOTAL EQUITY	1,663,198	(2,920)	1,660,278		(30,554)	(6)					2,141	170,390	1,802,248

CONSOLIDATED STATEMENT OF CASH FLOWS (DIRECT METHOD)

			(€/thousands)
A.	OPERATING ACTIVITIES	2014	2013
1.	BUSINESS OPERATIONS	573,629	549,715
	- interest income	719,533	720,102
	- interest expense	(340,710)	(385,146)
	- fee and commission income (expense)	88,387	99,960
	- personnel expenses	(127,583)	(126,015)
	- other expenses	(413,209)	(355,915)
	- other revenues	721,841	684,259
	- taxes and levies	(74,630)	(87,530)
2.	CASH FLOWS FROM INCREASE/DECREASE OF FINANCIAL ASSETS	(437,375)	(886,184)
	- financial assets held for trading	23,668	21,867
	- receivables - due from banks	(29,035)	(223,113)
	- receivables - due from financial institutions	(19,765)	5,031
	- receivables - due from customers	(82,625)	(782,171)
	- other assets	(329,618)	92,202
3.	CASH FLOWS FROM INCREASE/DECREASE OF FINANCIAL LIABILITIES	205,397	623,251
	- payables - due to banks	(562,205)	(71,418)
	- payables - due to financial institutions	(36,224)	(710,770)
	- payables - due to customers	46,952	(3,013)
	- notes issued	696,302	1,497,548
	- financial liabilities held for trading	(22,503)	(21,222)
	- other liabilities	83,075	(67,874)
	CASH FLOWS GENERATED BY/(USED FOR) OPERATING ACTIVITIES (A)	341,651	286,782
B,	INVESTING ACTIVITIES
1.	CASH FLOWS GENERATED BY		772
	- disposals/repayments of financial assets held to maturity		772
2.	CASH FLOWS USED FOR	(259,391)	(257,871)
	- purchases of financial assets held to maturity	(153)
	- purchases of property, plant and equipment	(251,637)	(245,480)
	- purchases of intangible assets	(7,601)	(12,391)
	CASH GENERATED BY/(USED FOR) INVESTING ACTIVITIES (B)	(259,391)	(257,099)
C.	FINANCING ACTIVITIES
	- dividend and other distributions	(82,286)	(29,698)
	CASH GENERATED BY/(USED FOR) FINANCING ACTIVITIES (C)	(82,286)	(29,698)
	CASH GENERATED/(USED) DURING THE YEAR (A+B+C)	(26)	(15)
	RECONCILIATION
	Cash and cash equivalents - opening balance	48	63
	Cash generated (used) during the year	(26)	(15)
	Cash and cash equivalents - closing balance	22	48

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS

Part A - Accounting policies

Part B - Notes to the consolidated statement of financial position

Part C - Notes to the consolidated income statements

Part D - Other information

PART A
ACCOUNTING POLICIES

A1. General Information
Section 1 - Statement of compliance with IFRS

The accompanying consolidated financial statements of FCA Bank S.p.A. for the years ended December 31, 2014 and 2013 are being provided pursuant to Rule 3-09 of the United States Securities and Exchange Commission Regulation S-X. These consolidated financial statements are prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The designation IFRS also includes International Accounting Standards (“IAS”) as well as all the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC” and “SIC”).
In accordance with Rule 3-09 of Regulation S-X, only the 2013 consolidated financial statements are required to be audited under U.S. Generally Accepted Auditing Standards as 2013 was the only year in which FCA Bank S.p.A. met the conditions of a significant subsidiary under Rule 1-02(w) of Regulation S-X. The consolidated financial statements as of and for the year ended December 31, 2014 are unaudited.

Section 2 - Basis of preparation

The consolidated financial statements were prepared in compliance with Bank of Italy Instructions dated December 22, 2014 (Instructions for the preparation of financial statements of Financial Institutions entered in Bank of Italy’s “Special Register”).

The consolidated financial statements comprise the consolidated statement of financial position, the consolidated income statement, the consolidated statement of changes in equity, the consolidated statement of cash flows and the notes to the consolidated financial statements.

These consolidated financial statements were prepared on the basis of the same accounting policies adopted to prepare the consolidated financial statements for the year ended 31 December 2013.

The consolidated financial statements have been prepared on a going-concern basis and in accordance with the accrual basis of accounting, and on a going-concern accounting gaap.

The consolidated financial statements have been prepared in thousands of Euros.
The consolidated financial statements are audited by Reconta Ernst & Young S.p.A..

Section 3 - Subsequent events

Effective 14 January 2015, FCA Bank S.p.A., with registered office and operational headquarters in Turin, Corso G. Agnelli, 200 - CAP 10135, was entered in the Bank Register under article 13 of the Consolidated Law on Banking (TUB).
FCA Bank S.p.A. - which resulted from the change in the corporate purpose of “FGA Capital S.p.A.”, a financial company
- was attributed registration number 5764.

As of the above mentioned date, the Company is no longer registered in the general and special lists provided for by TUB. Again, as of 14 January 2015, FCA Bank S.p.A. was entered in the Register of banking groups, as per article 64 of TUB, as “FCA Bank S.p.A.” group, with the new bank as the parent company.

On 15 January 2015, the Swiss National Bank allowed the Swiss franc to float freely against the Euro. Consequently the Swiss currency rose substantially against the single currency.

Section 4 - Other information
There was no further information to be reported at year-end.

Section 5 - Scope and methods of consolidation
Scope of consolidation
The consolidated financial statements for the year ended 31 December 2014 include the accounts of the parent company, FCA Bank S.p.A., and its direct and indirect Italian and foreign subsidiaries, jointly controlled entities and companies subject to significant influence, as specifically provided for by IFRS 10 which replaces partially IAS 27, “Separate and Consolidated Financial Statements”, and totally SIC-12, “Consolidation - Special Purpose Entities”. IFRS 10 introduces also a single consolidation model applicable to all companies, including SPEs under SIC-12. SPEs/SPVs, in particular, continue to be consolidated when there is actual control, regardless of the existence of any equity interest.

The following table lists the companies included in the scope of consolidation. It shows company name, registered office, country of incorporation, if different from registered office, type of relationship, percentage of ownership and, if different, percentage of votes exercisable at general meetings:

NAME	REGISTERED OFFICE	COUNTRY OF INCORPORATION	TYPE OF RELATIONSHIP	SHARING %
FCA Bank S.p.A.	Turin - Italy
Leasys S.p.A.	Turin - Italy	Roma - Italia	1	100.00
FC France S.A.	Trappes - France		1	99.99
FAL Fleet Services S.A.S.	Trappes - France		1	100.00
FGA Bank Germany GmbH	Heilbronn - Germany		1	100.00
FGA Capital UK Ltd	Slough - UK		1	100.00
FGA Wholesale UK Ltd.	Slough - UK		1	100.00
FGA Contracts UK Ltd+B27.	Slough - UK		1	100.00
FGA Capital Spain EFC SA	Alcala de Henares - Spain		1	100.00
FGA Capital Services Spain SA	Alcala de Henares - Spain		1	100.00
FGA Capital IFIC S.A.	Lisbon - Portugal		1	100.00
FGA Distribuidora Portugal S.A.	Lisbon - Portugal		1	100.00
FCA Capital Suisse S.A.	Schlieren - Switzerland		1	100.00
FGA Leasing Polska Sp. Zo.o.	Warsaw - Poland		1	100.00
Fiat Bank Polska S.A.	Warsaw - Poland		1	100.00
FCA Capital Nederland BV	Lijnden - Netherlands		1	100.00
FCA Capital Danmark A/S	Glostrup - Denmark		1	100.00
FGA Capital Belgium SA	Auderghem - Belgium		1	100.00
FGA Bank GmbH	Vienna - Austria		2	50.00
FGA Leasing GMBH	Vienna - Austria		1	100.00
FGA Capital Hellas SA	Athens - Greece		1	99.99
FGA Insurance Hellas SA	Athens - Greece		1	99.99
FCA Capital Ireland Plc	Dublin - Ireland		1	99.99
FGA Capital Re Ltd	Dublin - Ireland		1	100.00
Type of relationship:
1 = majority of voting rights at ordinary meetings
2 = dominant influence at ordinary meetings

The scope of consolidation includes 50% held FGA Bank GmbH (Austria) because FCA Bank S.p.A. has a dominant influence on the company.

The scope of consolidation includes also the SPEs, or structured entities, used to securitise receivables, when there is actual control, even if there is no ownership. Below, details are provided of the vehicles included in the scope of consolidation:

NAME	REGISTERED OFFICE
A-Best Four S.r.l.	Conegliano (TV) - Italy
A-Best Five S.A.	Luxembourg
A-Best Seven S.r.l.	Milan - Italy
A-Best Eight PLC	London - Uk
A-Best Nine S.r.l.	Conegliano (TV) - Italy
A-Best Ten S.r.l.	Conegliano (TV) - Italy
Erasmus Finance Ltd	Dublin - Ireland
FCT Fast 2	Courbevoie - France
Nixes Three Plc	Dublin - Ireland
Nixes Four S.r.l.	Milan - Italy
Nixes Five Ltd	Island of Jersey
Nixes Six PLC	London - Uk
Star Ltd	London - Uk

The Star and A-Best Five securitisation transactions were terminated during the 2014. In 2014 two new securitisations started, A-Best Nine s.r.l. and A-Best Ten s.r.l..

1.	Investments in Subsidiaries with material Non Controlling Interests

NAME	NON CONTROLLING INTERESTS (%)	NON CONTROLLING VOTING RIGHTS (%)	DIVIDENDS PAID TO NON CONTROLLING INTERESTS
GMBH (Austria)	50%	50%

The table below provides, in relation to the investment in FGA Bank GMBH, accounting information required by IFRS 12, before any intercompany eliminations.

	31/12/2014	31/12/2013
Company	FGA BANK GMBH (Austria)
Total assets	179,777	150,513
Equity	30,760	28,120
Total revenues	6,603	6,816
Net Profit (loss)	2,651	2,676

Consolidation methods
In preparing the consolidated financial statements, the financial statements of the parent company and its subsidiaries (approved by each Board and prepared according to IAS/IFRS) are consolidated on a line-by-line basis by adding together like items of assets, liabilities, equity, income and expenses.
The book value of the parent’s investment in each subsidiary company and the corresponding portion of the equity of each subsidiary of the parent company are eliminated.
Any differences arising from the consolidation process are stated - after allocating amounts to the assets and liabilities of the consolidated subsidiary, where possible - as goodwill at the date of the first time consolidation and, subsequently, as other reserves.
Non-controlling interests in the net profit of consolidated subsidiaries for the reporting period are identified and adjusted against the profit of the Parent Company’s shareholders so as to arrive at the net profit attributable to the shareholders of the parent company.
Intercompany balances and transactions and related unrealized profits are eliminated in full.
The financial statements of the parent company and of other companies used to prepare the consolidated financial statements are prepared as at the same reporting date.
When the financial statements of foreign companies are prepared in a currency other than the Euro, assets and liabilities are translated at the spot rate at the reporting date while income and expense items are translated at the average exchange rate for the period.
In translating the financial statements of a foreign subsidiary, income and expense items are translated at the average exchange rates while assets and liabilities are translated at the spot exchange rate prevailing on and the reporting date spot.
All resulting exchange differences are recorded under equity until the disposal of the net investment.
The exchange rates used for the consolidated financial statements are set out in a Section 7 - Additional information of these notes.

A.2 MAIN ITEMS IN THE FINANCIAL STATEMENTS

In this section accounting policy for the Consolidated Financial Statements at 31 december 2014 is exposed. It is referred to recognition, classification, valuation and derecognition criteria for assets and liabilities.
Financial assets and liabilities held for trading

Recognition method
Financial assets and liabilities are initially recognized on the settlement date.
Financial assets and liabilities held for trading are initially recognized at their fair value, without considering transaction costs or income directly attributable to the instrument.

Classification criteria
This item only includes the positive and negative value of derivative financial instruments held for trading.

Valuation method
After initial recognition, financial assets and liabilities held for trading are measured at their fair value, that normally corresponds to the consideration paid.
The fair value of the derivative contracts is determined using valuation models that take account of risks relating to the instruments and that are based on information available on the market such as interest rate.

Derecognition criteria
Financial assets and liabilities held for trading are derecognized when the contractual rights to the cash flows deriving therefrom expire or when the financial asset or liability is sold, substantially transferring all related risks and rewards.

Financial assets available for sale
Recognition method
Financial assets held for sale are recognized on the date of settlement.
They are initially recorded at fair value, inclusive of directly attributable costs or revenues. Instruments reclassified out of Financial assets held to maturity are measured at their fair value at the time they are transferred.

Classification criteria
This item includes debt securities that are not classified as “Financial assets held for trading”, “Financial assets held to maturity” or as “Receivables”. In addition to bonds not held for trading, bonds not accounted for as “Financial assets held to maturity” or as “Receivables”, this item includes shares that are not held for trading or that might not be qualified as controlling interests or investments in associates or joint ventures.

Valuation method
After the initial recognition, Available-for-sale financial assets are measured at fair value, with the corresponding amortized cost reported in the income statement and gains and losses resulting from changes in fair value recognized in Other comprehensive income, until the asset is either disposed of or impaired. When the asset is sold or impaired, the relevant cumulative gain or loss is reversed to profit or loss. Fair value is measured on the basis of the criteria already illustrated for Financial assets held for trading.
The existence of objective evidence of impairment is checked at fiscal year-end or at half-year end. In the presence of any such evidence, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted using the asset’s original effective interest rate.
Reversals of impairment are recognized in profit or loss, in case of debt instruments, and in equity, in case of shares. Reversals cannot result in a carrying amount that exceeds what the amortized cost would have been had no impairment been recognized.

Financial assets held to maturity
Recognition method
Financial assets held to maturity are recognized on the date of settlement.
They are initially recorded at fair value, inclusive of directly attributable costs or revenues.

Classification criteria
This item includes debt securities with fixed or determinable payments and a fixed maturity date that the entity has the intention and ability to hold until maturity.

Valuation method
After initial recognition, financial assets held to maturity are stated at amortized cost, using the effective interest rate method. Gains or losses relating to financial assets held to maturity are recorded in the income statements when the assets are derecognized or impaired and through the amortization of the difference between book value and the amount repayable at maturity.
As part of year-end and interim closing procedures, a test is performed to determine whether there is objective evidence of possible impairment.
If such evidence exists, the loss is measured as the difference between the book value of the asset and the present value of estimated future cash flow, as discounted at the original effective rate of interest. Any such losses are recorded in the income statement.
If the reasons for impairment cease to exist because of events taking place after impairment losses were recorded, the value of the asset may be restored through profit and loss.

Derecognition criteria
Financial assets held to maturity are derecognized when the contractual rights to cash flow from the assets expire or when the financial asset is sold, substantially transferring all related risks and rewards.

Receivables

Recognition method
Initial recognition of a receivable occurs at disbursement date. They are initially recorded at fair value, that is normally equivalent to the amount disbursed, inclusive of costs/revenues directly attributable to the single receivable and which can be determined right from the start of the transaction, even if they are liquidated at a later date.

Classification criteria
Receivables include financial instruments, different from derivatives, with fixed and determinable payments that are not listed on an active market and are not classified as “Financial assets held for trading”, “Financial assets held for sale” and “Financial assets held to maturity”.
“Due from customers” includes receivables arising from retail finance and finance lease transactions and loans assigned on a recourse basis. Receivables assigned on a non-recourse basis are reported after it is determined that there are no contractual clauses precluding their recognition.

Lease contracts are classified as finance leases when the terms of the contract transfer substantially all the risks and benefits of ownership to the lessee. All other leases are considered operating leases.
Amounts due from lessees under finance lease contracts are recognized as receivables for the amount of the Group’s investment in the leased assets.

Valuation method
After initial recognition, receivables are measured at amortized cost, equal to the initial value plus/minus principal repayments, write-downs / write-backs of value and amortization - calculated using the effective interest rate method - of the difference between the amount disbursed and the amount to be reimbursed at maturity, considering also the costs/ revenues directly related to each loan.
The effective rate of interest is determined as the rate that equals the present value of future cash flow from the receivable
- for principal and interest - as applied to the amount disbursed net of costs/revenues attributable to the loan.
By focusing on the cash movements, this accounting method allows the effect of the costs/revenues to be spread over the expected residual life of the loan. Short term loans, being negligible the time effect, are stated at historical cost. Receivables are regularly tested for impairment to check whether their estimated realizable value has decreased.

This is performed by applying a statistical method to measure collectively, in homogeneous categories, groups of loans that are not meaningful individually. The estimated cash flows from the assets are reduced by expected losses as determined based on historical data, taking account of corrective measures derived from the qualitative analysis of the loans.
Significant individual receivables are tested separately.
The impairment adjustment is determined as the difference between the book value and the amount expected to be collected. Collective adjustments are recorded in the income statement.

Derecognition criteria
Loans are derecognized in part or in full when they are no longer considered recoverable. The losses are recorded in the income statement net of write-downs / provisions previously made.
Amounts recovered on loans previously written down are recorded against the item “net adjustments to non-performing loans”.
Loans sold are derecognized if the transaction involves the substantial transfer of all risks and benefits relating to the loans. However, if the risks and benefits relating to the loans sold remain with the Group, the loans continue to be reported, even though title to them has actually been transferred.

If it is not possible to determine whether or not all risks and benefits have been substantially transferred, the loans are derecognized if no form of control has been maintained over them. Meanwhile, if some form of control has been maintained, the loans continue to be reported in proportion to the remaining control, as measured based on the Group’s exposure to changes in the value of the loans sold and to changes in cash flows from the loans. Finally, the loans sold are derecognized if the contractual rights to receive related cash flows have been retained while a commitment has been made to pay said cash, and only it, to other third parties.

Other information - Securitised portfolio
Certain companies of FCA Bank Group take part in securitisation programmes as issuers of and investors in securities from such transactions. Other companies take part in third party securitisation transactions solely as investors in the securities issued.
Securitisation transactions involve the sale of a portfolio of receivables, on a non-recourse basis, to a special purpose entity that finances the purchase of the receivables by issuing Asset Backed Securities i.e. securities whose repayment and interest flow depend on the cash flow generated by the portfolio of receivables.
Asset-backed securities are divided into different classes depending on their seniority and rating: the senior ones are issued on the market and subscribed by investors; the junior ones, which are redeemed after the senior ABS, are subscribed by FCA Bank Group companies.
Pursuant to IFRS 10, SPEs are included in the scope of consolidation as investment in junior asset-backed securities and the involvement of the originator company in arranging the programs and drafting the contracts imply substantial control over the SPE.

Hedging transaction

Types of hedges
Hedging transactions are intended to neutralize potential losses on a specific item or group of items, attributable to a specific risk, through the gains generated on another instrument or group of instruments in the event that the specific risk in question materializes.
FCA Bank Group applies, with the aim of covering its exposure to changes in future cash flows, with reference to retail financing portfolio and bond issued, hedging instruments designated as Fair Value Hedge.
This approach is not applied to derivative financial instruments with the purpose of hedging the interest rate risk associated with the funding related to long term rental activity, on which are applied hedging instruments designated as Cash Flow Hedge.
Only those entered into with a counterparty not belonging to the Group may be treated as hedging instruments.

Valuation method
Hedging derivatives are stated at fair value and changes in their fair value are allocated, for the effective portion of the hedge, to a specific equity reserve in the case of Cash Flow Hedge, while in the case of Fair Value Hedge they are recognized through profit and loss.

Fair value is calculated on the basis of interest rates and exchange rates quoted on the market and represents the discounted cash flows on single contracts.
A derivative instrument is designated to be a hedge if the relationship between the hedged item and the hedging instrument is documented and if it is effective from the time the hedge starts and throughout the entire period of the hedge.

In the case of Cash Flow Hedge, the effectiveness of the hedge depends on the extent to which variations in the fair value of the hedged item or related expected cash flows are offset by those of the hedging instrument. Therefore, effectiveness is appraised by comparing the aforementioned variations, considering the intent of the entity at the time it entered into the hedging transaction. A hedge is effective (in a range between 80% and 125%) when the changes in the fair value (or cash flows) of the hedging financial instrument almost entirely offset the changes in hedged item with regard to the risk being hedged.

In the case of Fair Value Hedge, FCA Bank Group applies the so-called Macrohedge to homogeneous risk groups. The risk exposure is determined by comparing the nominal amount of underlying receivable portfolio with the notional amount of hedging derivatives until the next re-pricing date (maturity date for fixed-rate positions).
In both cases, if these tests do not confirm the effectiveness of the hedge, hedge accounting is discontinued and the hedging derivative is reclassified to instruments held for trading.

Equity investments

Interests held in associated companies are recorded using the equity method.
If there is any evidence that the value of an investment has been impaired, the recoverable value of the investment is estimated, taking account of the future cash flows that it will generate, including its disposal value.

If the recovery value is lower than book value, the difference is recorded in the income statement.
In later periods, if the reasons for the impairment cease to exist, the original value may be restored through the income statement.

Property, plant and equipment

Recognition method
Property, plant and equipment are recognized at cost. This includes the purchase price paid and all incidental charges directly attributable to the purchase and to make the asset fully operational. Costs incurred after purchase are only capitalized if they lead to an increase in the future economic benefits deriving from the asset to which they relate. All other costs are recorded in the income statement as incurred.

Classification criteria
Tangible assets include land, buildings, furniture, fittings, plants, other machinery and equipment.
These are tangible assets held for use in the production or supply of goods and services, for rental to third parties or for administrative purposes and which are expected to be used during more than one accounting period.
Leased assets include vehicles given to clients under operating leases by the Group’s leasing companies. Trade receivables under operating lease agreements that are being collected or are subject to recovery procedures are classified under “Other assets”. Operating lease agreements with buyback clauses are also classified under “Other assets”.

Valuation method
After initial recognition, tangible assets are stated at cost, net of cumulative depreciation and impairment. Depreciation is calculated on a straight line basis considering the remaining useful life and value of the asset.
At every reporting date, if there is any evidence that an asset might be impaired, the book value of the asset is compared with its realizable value - equal to the higher of fair value, net of any selling costs, and the value in use of the asset, defined as the net present value of future cash flows generated by the asset. Any impairment losses and adjustments are recorded in the income statement. Initial direct costs incurred when negotiating and agreeing on the operating lease are added to the value of the leased assets in equal instalments over the duration of the contract.

Derecognition criteria
Property, plant and equipment are derecognized when they are disposed of or when they are permanently withdrawn from use and no future economic benefits are expected from their disposal.

Intangible assets

Recognition method
Intangible assets are recognized when it is likely that their use will generate future economic benefits and the cost of the asset can be reliably measured.
Goodwill is the positive difference between the acquisition cost of the investment (including incidental charges) and the fair value of the net asset value of the business acquired.

Classification criteria
The item mainly comprise Goodwill, “intellectual property rights” and software applications for long term use.

Valuation method
Intangible assets are valued at purchase or production cost and amortized except for goodwill on a straight line basis over their estimated useful lives.
At every reporting date, where there is evidence of impairment losses, the recovery value of the intangible asset is estimated. The impairment loss, recorded in the income statement, is equal to the difference between the book value of the assets and its recovery value.
Goodwill is subjected to an impairment test every year (or whenever there is evidence that its value has been impaired). The cash generating unit to which to allocate the goodwill is identified for this purpose. The amount of any impairment is determined based on the book value of the goodwill and its recovery value, that is equal to the expected discounted cash flows. The recovery value is equal to the greater of the fair value of the cash generating unit, net of any selling costs, and the related value in use. Resulting impairment losses are recorded in the income statement and reversal are prohibited.

Derecognition criteria
Intangible assets are derecognized upon disposal or if no future economic benefits are expected.

Payables, securities issued and other liabilities

Recognition method
Initial recognition is based on the fair value of the liabilities. This normally equals the amount collected or the issue price, considering any transaction costs and income that may be directly allocated to the instrument.

Classification criteria
Borrowings from banks and other lenders and securities issued mainly include the various forms of funding used by the Group. In particular, securities issued comprise bonds issued by Special Purpose Entities in relation to securitisation transactions.

Valuation method
After initial recognition, financial liabilities are measured at amortized cost as calculated with the effective interest method. On the other hand, short term liabilities where the time factor has a negligible effect are recorded at amount collected.

Derecognition criteria
Financial liabilities are derecognized when they expire or are extinguished. Derecognition also takes place upon the repurchase of securities previously issued. The difference between the book value of the liability and the amount paid to repurchase it is recorded in the income statement.

Post-employment and other employee benefits

Pension Plans
FCA Bank Group employees take part in several different defined benefit and defined contribution pension plans in accordance with local conditions and practice in the countries in which the Group operates.
In Italy, the Employee Severance Fund is recognized as “post-employment benefits”, which are treated as:

•
a “defined contribution plan” for the provisions to the employee severance fund made after 1 January 2007 (date on which the supplementary pension reform under Legislative Decree no. 252 of 5 December 2005 came into force), whether the individual employees elect to have the sums attributable to them deposited in a supplementary pension fund or in the Treasury fund established by INPS, the Italian social security agency. These provisions are accounted for as personnel expenses, on the basis of the contributions payable, without any actuarial calculations;

•
a “defined benefit plan” for the provisions to the employee severance fund made until 31 December 2006; the plan is recognized on the basis of its actuarial value by using the “projected unit credit” method. These provisions are recognized on the basis of their actuarial present value by using the projected unit credit method. The discount rate used to calculate the present value of the provisions is set on the basis of the yields of bonds issued by prime corporates, taking into account the average terms to maturity of the liability, as weighted by the amounts paid or advanced, for each maturity date, as a percentage of the total payments to be made or advanced to extinguish the liability.

Costs related to post-employment benefits are expensed as incurred and are accounted for in line item 110. a) “Administrative expenses: personnel expenses” and include, for the portion related to the defined benefit plan, (i) service costs for companies with less than 50 employees; (ii) interest accrued for the year (interest cost), for the portion attributable to the defined contribution plan; (iii) the provisions made during the year to either the supplementary pension fund selected by the employee or, in the absence of such selection, to INPS’s Treasury fund. On the asset side of the balance sheet, line item 100 “Employee severance fund” reflects the balance of the fund at 31 December 2006 minus all the payments made until 31 December 2014. On the liability side, line item 90 “Other liabilities - Due to social security entities” reflects the debt accrued as of the reporting date toward supplementary pension funds and INPS in relation to post-employment benefits.
Actuarial gains and losses, resulting from the difference between the carrying amount and the present value of the liability at year-end, are recognized in equity in the Valuation reserve pursuant to IAS19 Revised.

Post-employment plans other than pensions
The FCA Bank Group provides certain defined benefit post-employment schemes, mainly healthcare plans. The applicable accounting method and the frequency of their calculation are similar to those used for defined-benefit pension plans.

Provisions for risks and charges

Retirement funds and similar obligations
Internal retirement funds are set up in accordance with company specific agreements and classified as defined benefit plans. Under these plans, employees leaving the company with the minimum period of service defined therein are entitled to a loyalty bonus equal to a number of months’ salary.

Liabilities under these funds and the related employment cost are determined based on actuarial assumptions.
The liability associated with these plans and the social security costs for current employees are recognized on the basis of actuarial assumptions by applying he projected unit credit method. Actuarial gains and losses arising from the valuation of the defined benefit plans are recognized in equity in the Valuation reserve.

The discount rate adopted to calculate the present value of post-employment benefits varies, depending on the country or the currency in which the liability is denominated, and is set by reference to yields, as of the reporting date, of bonds issued by prime companies with an average term to maturity consistent with that of the liability.

Other funds
Other provisions for risks and charges are intended to cover costs and charges of a determinate nature and which are certain or probable but whose amount and due date were uncertain at the reporting date. Provisions for risks and charges are only created when:

a)	there is a current obligation (legal or constructed) as a result of a past event;

b)	it is likely that fulfilment of the obligation will involve a cost;

c)	the amount of the obligation can be reliably estimated.

Where time value is significant, the provision is stated at the present value of the cost expected to be incurred to fulfil the obligation.

The item includes also long-term employee benefits, whose costs are calculated with the same actuarial criteria described for pension plans. Actuarial gains and losses are recognized through profit or loss.

Revenue recognition

Revenues are recognized when they are collected or, in any case, when it is probable that future benefits will be received and they can be reliably quantified. In particular, interest income on receivables and commissions from customers and interest income on receivables from banks are classified under “Interest and similar income” and recorded on an amortized cost basis.
Commission and interest received or paid in relation to financial instruments are accounted for on an accruals basis. Income from services is recorded when the services are rendered.

Cost recognition

Costs are recognized when they are incurred. In particular, interest expenses on financial instruments accounted at amortized cost and determinable from the start, regardless of when they are paid, are recognized through profit and loss.
Write-downs are recognized in the year they are incurred.

Insurance assets and liabilities

IFRS 4 describes an insurance contract as a contract under which one party (the issuer) accepts significant insurance risk from another party (the policy holder) by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder.
The Group’s insurance activity is related to the reinsurance of life and non-life policies sold to retail customers in order to protect the repayment of their debt.
The financial and operating effects of the reinsurance contracts issued and held were accounted, as required by Paragraph 2 of IFRS 4, in the items described below.

Other assets - Item 140 in Assets
This item includes reinsurance assets under contracts entered into by Group companies.

Other liabilities - Item 90 in Liabilities
This item includes reinsurance liabilities under contracts entered into by Group companies.

Fees and commissions income - Item 30 in Income Statement
This item includes:

•	premiums received during the period in relation to insurance contracts, net of cancellations;

•	commission income and other revenues received in connection with re-insurance activities.

Fees and commissions expenses - Item 40 in Income Statements
This item includes:

•	costs related to premiums ceded to reinsurers;

•	commissions expenses and others expenses related to the insurance activity.

Taxation

Corporate income tax is calculated in accordance with current tax law.
The tax charge (income) for the period represents the sum of both current and deferred tax charges included in determining the result for the year.
Current taxation represents the corporate income tax due (recoverable) on the taxable income (tax loss) for the year.
Deferred tax liabilities represent corporate income taxes due in future tax periods on taxable timing differences. Deferred tax assets regard corporate income tax that may be recovered in future tax periods and relate to:

a)	deductible timing differences;

b)	unused tax losses carried forward;

c)	unused tax credits carried forward.

Timing differences relate to differences between the book value of an asset or a liability and the corresponding tax base.

They may relate to:

a)
taxable timing differences i.e. timing differences that, in determining taxable income (tax loss) in future years, will give rise to taxable amounts when the book value of the assets or liabilities is realized or extinguished;

b)
deductible timing differences i.e. timing differences that, in determining taxable income (tax loss) in future years, will give rise to deductible amounts when the book value of the assets or liabilities is realized or extinguished.

The tax base of an asset or liability is the value attributed to the asset or liability under applicable tax law. Deferred tax liabilities are recorded in respect of all taxable timing differences in accordance with IAS 12. Deferred tax assets are recognized for all deductible timing differences under IAS 12 only if it is probable that there will be taxable income against which to utilize the deductible timing difference.

Tax assets and liabilities for deferred tax assets and liabilities are calculated using the tax rate in force in the periods in which the asset will be realized or the liability extinguished.

Current and deferred taxes are recorded in the income statement except for that relating to gains or losses on available- for-sale financial assets and to changes in the fair value of derivative hedging instruments (cash flow hedges), which they are recognized, net of taxation, directly in equity.

Use of estimates

The consolidated financial statements are prepared in accordance with IFRS which require the use of estimates, judgements and assumptions that affect the carrying amount of assets and liabilities, the disclosures relating to contingent assets and liabilities and the amounts of income and expense reported for the period.
The estimates and associated assumptions are based on elements that are known when the financial statements are prepared, on historical experience and on any other factors that are considered to be relevant.

In this respect, the situation caused by the continuing difficulties of the economic and financial environment, in particular in the Eurozone, led to the need to make assumptions regarding future performance which are characterised by significant uncertainty; as a consequence, therefore, it cannot be excluded that results may arise in the future which differ from estimates, and which therefore might require adjustments, even significant, to be made to the carrying amount of the items in question, which at the present moment can clearly neither be estimated nor predicted.

The main items affected by these situations of uncertainty are non-current assets (tangible and intangible assets), deferred tax assets, provision for employee benefits, and allowances for contingencies liabilities.

The estimates and underlying assumptions are reviewed periodically and continuously by the Group. If the items considered in this process perform differently, then the actual results could differ from the estimates, which would accordingly require adjustment. The effects of any changes in estimate are recognised in profit or loss in the period in which the adjustment is made if it only affects that period, or in the period of the adjustment and future periods if it affects both current and future periods.
The following are the critical measurement processes and key assumptions used by the Group in applying IFRSs which may have significant effects on the amounts recognised in the consolidated financial statements or for which there is a risk that a significant difference may arise in respect to the carrying amounts of assets and liabilities in the future.

Recoverability of non-current assets
Non-current assets include property, plant and equipment, goodwill, other intangible assets, equity investments and other financial assets. The Group periodically reviews the carrying amount of non-current assets held and used and that of assets held for sale when events and circumstances warrant such a review. For goodwill such analysis is carried out at least annually and when events and circumstances warrant such a review. The analysis of the recoverable amount of non-current assets is usually performed using estimates of future expected cash flows from the use or disposal of the asset and a suitable discount rate in order to calculate present value.
The estimates and assumptions used as part of that analysis reflect the current state of the Group’s available knowledge as to the expected future development of the business of the various sectors and are based on a realistic assessment of the future development of the markets and the car industry, which remain subject to a high degree of uncertainty due to the continuation of the economic and financial crisis and its effects on that industry. Although current Group estimates do not indicate any other situations concerning possible impairment losses on non-current assets, any different developments in the economic environment or Group performance could result in amounts that differ from the original estimates, needing the carrying amount of certain non-current assets being adjusted.

Recoverability of deferred tax assets
FCA Bank Group had deferred tax assets on deductible temporary differences and theoretical tax benefits arising from tax loss carry forwards. The Group has recorded these valuation because it believes it is probable will be recovered. In the definition of this amount, management has taken into consideration figures from budgets and forecasts consistent with those used for impairment testing and discussed in the preceding paragraph relating to the recoverable amount of non-current assets. Moreover, the adjustments that have been recognised are considered to be sufficient to protect against the risk of a further deterioration of the assumptions in these forecasts, taking account of the fact that the net deferred assets accordingly recognised relate to temporary differences and tax losses which, to a significant extent, may be recovered over a very long period, and are therefore consistent with a situation in which the time needed to exit from the crisis and for an economic recovery to occur extends beyond the term implicit in the above-mentioned estimates.

Pension plans and other post-retirement benefits
Employee benefit liabilities with the related assets, costs and net interest expense are measured on an actuarial basis which requires the use of estimates and assumptions to determine the net liability or net asset. The actuarial method takes into consideration parameters of a financial nature such as the discount rate and the expected long term rate of return on plan assets, the growth rate of salaries and the growth rates of health care costs and the likelihood of potential future events by using demographic assumptions such as mortality rates, dismissal or retirement rates. In particular, the discount rates selected are based on yields curves of high quality corporate bonds in the relevant market. The expected returns on plan assets are determined considering various inputs from a range of advisors concerning long-term capital market returns, inflation, current bond yields and other variables, adjusted for any specific aspects of the asset investment strategy. Salary growth rates reflect the Group’s long-term actual expectation in the reference market and inflation trends. Trends in health care costs are developed on the basis of historical experience, the near-term outlook for costs and likely long-term trends. Changes in any of these assumptions may have an effect on future contributions to the plans.

Contingent liabilities
The Group makes a provision for pending disputes and legal proceedings when it is considered probable that there will be an outflow of funds and when the amount of the losses arising from such can be reasonably estimated. If an outflow of funds becomes possible but the amount cannot be estimated, the matter is disclosed in the notes. The Group is the subject of legal and tax proceedings covering a range of matters which are pending in various jurisdictions. Due to the uncertainty inherent in such matters, it is difficult to predict the outflow of funds which will result from such disputes with any certainty. Moreover, the cases and claims against the Group often derive from complex and difficult legal issues which are subject to a different degree of uncertainty, including the facts and circumstances of each particular case, the jurisdiction and the different laws involved. In the normal course of business the Group monitors the stage of pending legal procedures and consults with legal counsel and experts on legal and tax matters. It is therefore possible that the provisions for the Group’s legal proceedings and litigation may vary as the result of future developments of the proceedings in progress.

Accounting    standards, amendments and IFRS and IFRIC interpretations not yet applicable and not adopted early by the Group

Accounting for Acquisitions of Interests in Joint Operations - Amendments to IFRS 11 Joint Arrangements

•
On 6 May 2014 the IASB issued certain amendments to IFRS 11 Joint Arrangements regarding accounting for acquisitions of interests in a joint operation in which the activity constitutes a business. In this case the acquirer is required to apply all of the principles on business combinations, in accordance with IFRS 3 Business Combination, to recognize the acquisition of a joint operation in which the activity constitutes a business.

The amendments will apply as of 1 January 2016 but early adoption is permitted.

Clarification of Acceptable Methods of Depreciation and Amortization (Amendments to IAS 16 and IAS 38)

•
On 6 May 2014 the IAS issued certain amendments to IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets. The amendments to IAS 16 Property, Plant and Equipment provide that the depreciation method based on revenue is not appropriate. The amendment clarifies that the revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits of the asset. The amendments to IAS 38 - Intangible Assets introduce a rebuttable presumption that a revenue-based amortization method for intangible assets is inappropriate for the same reasons as in IAS 16 - Property Plant and Equipment. In the case of intangible assets, there are limited circumstances when the presumption can be overcome.

The amendments will apply as of 1 January 2016 but early adoption is permitted.

IFRS 15 - “Revenues from contracts with customers”

•	On 28 May 2014 the IASB published IFRS 15 - Revenues from contracts with customers.
IFRS 15 supersedes IAS 18 “Revenues”, IAS 11 “Construction Contracts”, and interpretations SIC 31, IFRIC 13 and IFRIC 15.
The new IFRS applies to all contracts with customers - except for those that fall within the scope of IAS 17 - Leasing, insurance contracts and financial instruments - and sets out a process to define the timing and amount of revenue recognition. The company must recognize revenues as the performance obligations are fulfilled. A performance obligation is fulfilled when control over the underlying goods or services (assets) is transferred to the customer. Control is defined as “the ability to direct the use and obtain substantially all the residual benefits of the asset”. A performance obligation may be fulfilled at a given time (this occurs typically as a result of commitments to provide goods to the customer) of throughout a specified period of time (generally in case of provision of services to the customer). Application of IFRS 15 will be mandatory as of 1 January 2017; early adoption is permitted. On first-time adoption, comparative information must be provided retrospectively. However, a modified approach can be adopted, whereby it is not necessary to restate the amounts presented in the comparative accounts. In this case the effects deriving from the application of the new standard should be recognized as an adjustment to the opening balance of equity as at the date of initial application.

IFRS 9 - Financial Instruments

•
In July 2014 the IASB published IFRS 9 - Financial Instruments. The standard is the first part of a process to be completed in phases which is intended to supersede IAS 39 and introduces new criteria for the recognition and measurement of financial assets and liabilities and for hedge accounting. In particular, the new standard uses a single approach for financial assets that reflects the way they are managed and their cash flow characteristics to measure them, thereby replacing the different rules provided for by IAS 39. For financial liabilities, instead, the main change occurred concerns the accounting treatment of changes in the fair value of a financial liability through profit or loss, in the event that such change is due to a variation in the creditworthiness of the financial liability. According to the new standard, such changes must be recognized through “Other comprehensive income”, not through profit or loss.

With reference to hedge accounting, the standard is designed to respond to criticisms to the requirements of IAS 39, which are often considered too strict and unsuited to reflect the risk management policies of entities. The main novelties outlined in the paper regard:

•	changes for the types of transactions eligible for hedge accounting; in particular, the risks of non-financial assets/ liabilities eligible for hedge accounting are extended;

•	the change of the accounting treatment of forward contracts and options, when they are included in a hedging relationship, to reduce earnings volatility;

•
changes in the effectiveness test via the replacement of the current effectiveness test, based on the 80-125% threshold, with the “economic relationship” between hedged item and hedging instrument. Moreover, an assessment of the retrospective effectiveness of the hedge relationship will no longer be required.

IFRS 9 will take effect starting 1 January 2018 but early adoption is permitted.

IAS 19 - “Employee Benefits”

•
On 21 November 2013, the IASB published certain minor amendments to IAS 19 - Employee Benefits titled “Defined Benefit Plans: Employee Contributions”. These amendments concern the simplification of the accounting treatment of contributions to defined benefit plans by employees or third parties in specific cases. The amendments apply retrospectively for financial years starting 1 July 2014 but early adoption is permitted.

On 12 December 2013 the IASB issued several amendments to IFRSs (Annual Improvements to IFRSs - 2010-2012 Cycle e Annual Improvements to IFRSs - 2011-2013 Cycle). The most significant areas addressed by these amendments, among others, include: the definition of vesting condition under IFRS 2 - Share-Based Payments; disclosure of estimates and judgments made by management in applying the aggregation criteria to operating segments under IFRS 8 - Operating Segments; the identification and disclosure of a related-party transaction with an entity providing key management personnel services to the reporting entity under IAS 24 - Related Party Disclosure; the exclusion from the scope of IFRS 3 - Business Combinations of all types of joint arrangements (as defined by IFRS 11 - Joint Arrangements); and certain clarifications on the exceptions to the application of IFRS 13 - Fair Value Measurement. The amendments will be applicable as of 1 January 2015.

The Group will adopt these new standards, amendments and interpretations on the basis of the required application date and will evaluate their potential impacts.

A.3 DISCLOSURE ON PORTFOLIO TRANSFERS
A.3.1 Portfolio transfers
During the year no portfolio transfers occurred.

A.4 DISCLOSURE ON FAIR VALUE

A.4.5 Hierarchy of fair value
A.4.5.1 Assets and liabilities held at fair value: breakdown by level of fair value.

Financial assets/liabilities held at fair value		LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
1.	Financial assets held for trading		13,155		13,155
2.	Financial assets at fair value
3.	Available-for-sale financial assets
4.	Hedging derivatives		83,603		83,603
5.	Property, plant and equipment
6.	Intangible assets
Total			96,758		96,758
1.	Financial liabilities held for trading		16,140		16,140
2.	Financial liabilities held at fair value
3.	Hedging derivatives		80,818		80,818
Total			96,958		96,958

A.4.5.4 Assets and liabilities non held at fair value: breakdown by level of fair value.

		12/31/2014				12/31/2013
		CA	L1	L2	L3	ca	L1	L2	L3
1.	Financial assets held to maturity	9,715	10,631			9,665	9,213
2.	Receivables	14,438,913		14,498,019		14,372,526		14,419,667
3.	Investments	79		79		108		108
4.	Fixed assets held for investment
5.	Non-current assets held for sale
Total		14,448,707	10,631	14,498,098		14,382,299	9,213	14,419,775
1.	Payables	6,957,638		6,981,948		7,483,711		7,625,574
2.	Notes issued	7,097,688	4,186,488	2,962,974		6,366,608	2,655,827	3,745,370
3.	Non-current liabilities held for sale
Total		14,055,326	4,186,488	9,944,923		13,850,319	2,655,827	11,370,944

CA = Carryng amount
L1 = Level 1
L2 = Level 2
L3 = Level 3

According to IFRS 13, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). IFRS 7 introduces instead the definition of “fair value hierarchy”. This standard calls for fair value to be determined in accordance with a three-level hierarchy based on the significance of the inputs used in such measurement. The objective is to set the price at which the asset can be sold.

The three levels are as follows:

a)	Level 1 (L1): quoted prices (without adjustments) in an active market - as defined by IAS 39 - for the assets and liabilities to be measured;

b)	Level 2 (L2): inputs other than quoted market prices included within Level 1 that are observable either directly (prices) or indirectly (derived from prices) in the market;

c)	Level 3 (L3): inputs that are not based on observable market data.

Below, the methods adopted by the Company to determine fair value are illustrated:

Financial instruments classified as (L1), whose fair value is their market price (securities traded in an active market), refer to:

•	Austrian government bonds purchased by the Austrian subsidiary, quoted in regulated markets (Caption: assets held to maturity);

•	bonds issued by the subsidiaries in Ireland, Poland and Switzerland under, the Euro Medium Term Notes program and listed in regulated markets (Caption: bonds outstanding);

•	bonds issued in connection with securitisation transactions, placed with the public or with private investors, by different Group entities (Caption: bonds outstanding).

For listed bonds issued in connection with securitisation transactions, reference to prices quoted by Bloomberg.

Financial assets and liabilities classified as (L2), whose fair value is determined by using inputs other than quoted market prices that are observable either directly (prices) or indirectly (derived from prices) in the market, refer to:

•	OTC trading derivatives to hedge securitisation transactions;

•	OTC derivatives entered into to hedge Group companies’ receivables;

•	trade receivable portfolio (Caption: Receivables);

•	borrowings;

•	ABS notes issued in connection with securitisation transactions, placed with the public or with private investors, by different Group entities.

Derivatives are measured by discounting their cash flows at the rates plotted on the yield curves provided by Bloomberg. Receivables and payables are measured in the same way.

In accordance with IFRS 13, to determine fair value, the FCA Bank Group considers default risk, which includes changes in the creditworthiness of the entity and its counterparties. In particular:

•
a CVA (Credit Value Adjustment) is a negative amount that takes into account scenarios in which the counterparty fails before the company and the company has a positive exposure to the counterparty. Under these scenarios, the company incurs a loss equal to the replacement value of the derivative;

•
a DVA (Debt Value Adjustment) is a positive amount that takes into account scenarios in which the company fails before the counterparty and the company has a negative exposure to the counterparty. Under these scenarios, the company obtains a gain for an amount equal to the replacement cost of the derivative.

At 31 December 2014, the impact of CVAs and DVAs on the fair value of the derivatives on the books was - €250,000 and € 82,000, respectively. Outstanding bonds are measured according to the prices published by Bloomberg. For unlisted bonds reference is made to quoted prices for comparable transactions.

For bonds issued in connection with private securitisation transactions, reference is provided by prime banks active in the market taking as reference equivalent transactions, or made to the nominal value of the bonds or the fair value attributed by the banking counterparty that subscribed to them.

The Group uses measurement methods (mark to model) in line with those generally accepted and used by the market. Valuation models are based on the discount of future cash flows and the estimation of volatility; they are reviewed both when they are developed and from time to time, to ensure that they are fully consistent with the objectives of the valuation.

These methods use inputs based on prices prevailing in recent transactions on the instrument being measured and/or prices/quotations of instruments with similar characteristics in terms of risk profile.

PART B
NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS
Section 1 - Cash and cash equivalents - Item 10

This item includes cheques, cash and cash equivalent items.

Section 2 - Financial assets held for trading - Item 20

2.1 Financial assets held for trading: Breakdown by type

	Description/Amount	Total 31/12/2014			Total 31/12/2013
		Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
A.	Cash instruments
1.	Debt securities
	- structured securities
	- other debt securities
2.	Equity instruments and UCITS shares/units
3.	Loans
Totale A
B.	Derivatives		13,155			36,823
1.	Financial derivatives		13,155			36,823
2.	Credit derivatives
Total B			13,155			36,823
Total A + B			13,155			36,823

This item includes the positive valuation of financial derivative instruments related to the securitisation transactions, which were entered into with the banks involved in such transactions.

2.2 Derivative instruments

Type/underlyings	Interest rates	Currencies	Equity instruments	Other	31/12/2014	31/12/2013

Over the counter
Financial derivatives
- Fair value	13,155				13,155	36,823
- Notional amount	1,124,720				1,124,720	3,058,490
Credit derivatives
- Fair value
- Notional amount
Total	13,155				13,155	36,823

Other
Financial derivatives
- Fair value
Credit derivatives
- Fair value
Total
Total	13,155				13,155	36,823

2.3 Financial assets held for trading: breakdown by debtor/issuer

Description/amounts		Total 31/12/2014	Total 31/12/2013
Cash instruments
a)	Governments and central banks
b)	Other public entities
c)	Banks
d)	Financial entities
e)	Other issuers
	Derivative instruments	13,155	36,823
a)	Banks	13,155	36,823
b)	Other counterparties
Total		13,155	36,823
The derivate instruments were entered into with primary banks and concerned over-the-counter Interest Rate Swaps.

Section 4 - Financial assets held for sale - Item 40

This item reflects the net amount of equity instruments underwritten in 2009 by FCA Bank S.p.A., for a total of € 639 thousand, in connection with the restructuring of a dealer’s payables. This amount was written off in 2009.

Section 5 - Financial assets held for maturity - Item 50

5.1 Financial assets held to maturity: breakdown by debtor/issuer

DESCRIPTION/AMOUNT		CARRYING AMOUNT 31/12/2014	FAIR VALUE			CARRYING AMOUNT 31/12/2013	FAIR VALUE

			L1	L2	L3		L1	L2	L3
1.	Bonds and other debt securities	9,715	10,631			9,665	9,213
1.1	Structured securities	9,715	10,631			9,665	9,213
a)	Governments and central banks	9,715	10,631			9,665	9,213
b)	Other public entities
c)	Banks
d)	Financial institutions
e)	Other issuers
1.2	Other securities
a)	Governments and central banks
b)	Other public entities
c)	Banks
d)	Financial institutions
e)	Other issuers
2.	Loans
a)	Banks
b)	Financial institutions
c)	Other customers
TOTAL		9,715	10,631			9,665	9,213
L1 = Level 1
L2 = Level 2
L3 = Level 3

This item includes bonds issued by the Austrian government and held by FGA Bank GmbH (Austria) and bonds held by Fiat Bank Polska S.A.; these are deposits required by the local Central Bank.

5.2 Financial assets held to maturity: changes for the year

CHANGES/TYPES			DEBT SECURITIES	LOANS	TOTAL
A.	Opening balance		9,665		9,665
B.	Increases		153		153
	B.1	Purchases	153		153
	B.2	Writebacks
	B.3	Transfers from other portfolios
	B.4	Other changes
C.	Decreases		(103)		(103)
	C.1	Sales
	C.2	Repayments
	C.3	Writedowns
	C.4	Transfers to other portfolios
	C.5	Other changes	(103)
D.	Closing balance		9,715		9,715

The increase refers to bonds purchased by the Polish subsidiary.

Section 6 - Receivables - Item 60

	12/31/2014	12/31/2013
Due from banks	766,039	737,004
Due from financial institutions	37,774	18,711
Due from customers	13,635,100	13,616,811
TOTAL RECEIVABLES	14,438,913	14,372,526

6.1 Due from banks

Description			31/12/2014				31/12/2013
			Carrying amount	Fair value			Carrying amount	Fair value
				L1	L2	L3		L1	L2	L3
1.	Deposits and current accounts		766,039		766,039		737,004		737,004
2.	Loans
	2.1	Purchase and resale agreements
	2.2	Finance leases
	2.3	Factoring
- with recourse
- without recourse
	2.4	Other loans
3.	Debt securities
- structured securities
- other debt securities
4.	Other assets
Total			766,039		766,039		737,004		737,004
L1 = Level 1
L2 = Level 2
L3 = Level 3

Compared to 31 December 2013, “Due from banks” is increased for € 29 million.

Bank deposits and current accounts include funds available on current accounts or deposited by SPEs totalling €398 million (Euro 369 million at 31 December 2013). Liquidity is restricted as per each relevant securitisation contract. A breakdown by SPV is provided below:

SPV	31/12/2014	31/12/2013
A-Best Four Srl	49,485	66,471
A-Best Five SA	57	5,609
A-Best Seven Srl	31,582	39,418
A-Best Eight Plc	5,956	15,548
A-Best Nine Plc	46,201
A-Best Ten S.r.l.	43,684
Nixes Three Plc	27,228	27,486
Nixes Four Srl	5,169	17,805
Nixes Five Plc	32,849	24,147
Nixes Six Plc	73,136	60,374
Erasmus Finance Ltd	66,447	58,920
Star		53,192
FCT Fast 2	16,136
TOTAL	397,931	368,970

The securitisation transactions Star and A-Best Five ended in the first half of 2014.
In 2014 two new securitisations started, A-Best Nine s.r.l. and A-Best Ten s.r.l..

The Liquidity Reserve is designed to meet any cash shortfalls for the payment of interest on senior securities and certain specific expenses.
The funds held in current accounts or as bank deposits are used for:

•	acquisition of new portfolio of receivables/loans;

•	repayment of notes;

•	payment of interest on “senior” notes;

•	SPE operating costs.

Bank deposits and current accounts also include short term deposits held temporarily with banks and year-end current account balances resulting from ordinary operating activities.

6.2 Due from financial institutions

Description			31/12/2014						31/12/2013
			Carrying amount			Fair value			Carrying amount			Fair value
			Bonis	Nonperforming					Bonis	Nonperforming
				Bought	other	L1	L2	L3		Bought	other	L1	L2	L3
1.	Loans		37,774				37,774		18,711				18,711
	1.1	Purchase and resale agreements
	1.2	Finance leases	107						145
	1.3	Factoring	1,357						3,463
		- with recourse
		- without recourse	1,357						3,463
	1.4	Other loans	36,310						15,103
2.	Debt securities
	- structured securities
	- other debt securities
3.	Other assets
Total carrying amount			37,774				37,774		18,711				18,711
L1 = Level 1
L2 = Level 2
L3 = Level 3

“Due from Financial Institutions” increases to € 19 million compared to 31 December 2013.

“Loans” includes receivables related to the Italian subsidiary Leasys S.p.A. for an amount of € 11.8 million.

6.3 Due from customers

Composizione		31/12/2014						31/12/2013
		Carrying amount			Fair value			Carrying amount			Fair value
		Bonis	Nonperforming					Bonis	Nonperforming
			Bought	other	L1	L2	L3		Bought	other	L1	L2	L3
1,	Loans	13,458,204		176,896		13,694,206		13,397,066		219,745		13,663,952
1.1	Finance leases	1,948,044		15,877				1,736,647		19,670
	of which: without final purchase option
1.2	Factoring	3,341,282		124,462				3,323,345		161,020
	- with recourse	27,575						78,456
	- without recourse	3,313,707		124,462				3,244,889		161,020
1.3	Consumer credit	6,714,264		19,566				6,684,501		16,750
1.4	Credit cards
1.5	Financing provided in connection with payment services rendered
		1,454,614		16,991				1,652,574		22,305
1.6	Other loans
	under guarantees and commitments
2.	Debt securities
2.1	structured securities
2.2	other debt securities
3.	Other assets
Total		1,3458,204		176,896		13,694,206		13,397,066		219,745		13,663,952
L1 = Level 1
L2 = Level 2
L3 = Level 3

Finance leases
Finance lease activities are mainly carried out by a FCA Bank S.p.A. and by subsidiaries in Germany, Switzerland and France.

Factoring
This item includes:

a)
receivables arising from sales to the dealer network for € 27.6 million factored on a non-recourse basis by the FCA Group; however, since this amount was in excess of the lines of credit available, the associated risk was not transferred to the factors;

b)
receivables arising from sales to the dealer network for € 3,438.2 million, factored on a recourse basis to the commercial partners of companies of FCA Bank Group; of which, assets of SPE Fast 2 for € 555 million and Erasmus for € 327 million, consolidated in accordance with IFRS 10; FGA Bank Germany GmbH (Germany), FC France S.A. (France) and FGA Capital Services Spain S.A. (Spain) are the originators of Erasmus securitisation transaction, FCA Bank S.p.a. the originator of Fast 2.

Consumer credit
Consumer Credit financing mainly concerns fixed installment car loans and personal loans.

The receivables comprise the amount of transaction costs/fees calculated in relation to the individual loans by including the following:

•	grants received in relation to promotional campaigns;

•	fees received from customers;

•	incentives and bonuses paid to the dealer network;

•	commissions on the sale of ancillary products.
Receivables include € 3.846 million relating to SPEs for the securitisation of receivables, as reported in accordance with IFRS 10. Other loans
This item includes loans granted to the FCA Group dealer network to fund network development, commercial requirements in handling used vehicles and to meet specific short/medium term borrowing requirements.
The item include as well the loans to legal entity of retail business classify in this item    in accordance with the definition of Bank of Italy of consumer credit.

Non-performing assets
This item includes doubtful, substandard, restructured and overdue loans according to Bank of Italy instructions in coherence with IAS/IFRS.

Loan and receivable impairment
This item reflects the impairment of loans and receivables. The following table shows changes during the year for each business line:

	LEASE FINANCING	FACTORING	RETAIL FINANCING	OTHER FINANCING	TOTAL
Risk Fund Provision 31/12/2013	39,743	71,791	123,791	55,700	291,025
Impairments	23,270	22,306	40,428	33,279	119,283
Writebacks	(11,689)	(11,924)	(17,690)	(9,885)	(51,188)
Utilization	(10,875)	(9,158)	(41,252)	(26,867)	(88,152)
Other Changes	409	1,844	2,161	(4,098)	316
Risk Fund Provision 31/12/2014	40,858	74,859	107,438	48,129	271,284

For further information please refer to “8.1 Impairment losses and recoveries".

Section 7 - Hedging derivatives - Item 70

7.1 Breakdown of item 70 "Hedging derivatives"

Notional amount / fair value levels		31/12/2014				31/12/2013
		Fair value			NV	Fair value			Nv
		L1	L2	L3		L1	L2	L3
A,	Financial derivatives		83,603		3,452,997		17,958		4,520,234
	1. Fair value		83,603		3,451,714		17,771		4,246,226
	2. Cash flows				1.284		187		274,008
	3. Foreign investments
Total A			83,603		3,452,997		17,958		4,520,234
B.	Credit derivatives
	1. Fair value
	2. Cash flows
Total B
Total (A+B)			83,603		3,452,997		17,958		4,520,234

L1 = Level 1
L2 = Level 2
L3 = Level 3
NV = Notional value

This item reflects the fair value of the derivative contracts entered into to hedge interest rate and exchange rate risks. The amounts include any interest accrued at year-end.

The notional amount of the cash flow hedge refers to the derivatives used to hedge the exposure to interest rate risk on long-term rental activities, whose fair value at year-end was € 0.1 thousand.

7.2 Hedging derivatives: portfolios hedged and type of hedge

Transaction/Type of hedge		Fair value						Cash flows		Foreign investments
		Specifica					Generic	Specific	Generic
		Interest rate risk	Exchange rate risk	Credit risk	Price risk	Sundry risks
1.	Available-for-sale of financial assets
2.	Loans
3.	Financial assets held to maturity
4.	Portfolio						702
5.	Other transactions
Total assets		-	-	-	-	-	702	-	-
1.	Financial liabilities	82,901
2.	Portfolio
Total liability		82,901	-	-	-	-	-	-	-
1.	Expected transactions
2.	Financial asset and liability portfolio								-

The generic column shows the amount of derivative instruments used to hedge the retail receivable portfolio. Such instruments have been accounted for as fair value hedges (macrohedge).

The cash flow hedges refer to derivative instruments hedging interest rate risk. Such instruments, which are used for long-term rental activities, are accounted for as cash flow hedges.

Section 8 - Changes in value of financial assets underlying a generic hedge - Item 80

8.1 Details of item 80 "Changes in value of the financial assets underlying a generic hedge"

Changes in value of hedged item			31/12/2014	31/12/2013
1.	Positive change		59,106	47,141
	1.1	of specific portfolios
		a) receivables
		b) available-for-sale fianncial assets
	1.2	overall	59,106	47,141
2.	Negative change
	2.1	of specific portfolios
		a) receivables
		b) available-for-sale fianncial assets
	2.2	overall
Total			59,106	47,141

This item includes the changes in value of the receivables underlying the hedging instruments accounted for as fair value hedges (macrohedge).

Section 9 - Investments - Item 90

9.1 Investments: Details of equity investments

NAME		consolidated carrying amount	Description		Headquarters
			Investor	% held
C. Companies subject to dominant influence
1.	CODEFIS SCPA	36	FGA Capital	30%	Turin, Italy
2.	SIRIO - SICUREZZA INDUSTRIALE	0.26	FGA Capital	0.21%	Turin, Italy
3.	ORIONE	0.25	FGA Capital	0.22%	Turin, Italy
4.	CAR CITY CLUB	35	Leasys	33%	Turin, Italy
5.	SIRIO - SICUREZZA INDUSTRIALE	0.15	Leasys	0.13%	Turin, Italy
6.	OSEO	7.00	FC France	0.003%	Paris, France
Total		79

9.2 Changes in investments for the year

		Value
A.	Opening balance	108
B.	Increases
	B.1. Purchases
	B.2. Writebacks
	B.3. Revaluations
	B.4. Other changes
C.	Decreases	(29)
	C.1. Disposals
	C.2. Writebacks
	C.3. Other changes	(29)
D.	Closing balance	79

Section 10 - Property,plant and equipment - Item 100

	31/12/2014	31/12/2013
Assets for use in production	6,742	7,025
Assets reffering to finance lease contracts	9,651	10,658
Assets provided under operating leases	1,025,181	1,022,825
Total	1,041,574	1,040,508

10.1 Property held for use in the production or supply of goods and services : composition of assets recognized at cost

Description/amount		31/12/2014	31/12/2013
1.	Assets for use in production	5,966	6,449
	a) land
	b) buildings
	c) furniture	4,643	4,847
	d) electronic equipment	653	815
	e) other	670	787
2.	Assets held under finance lease	776	576
	a) land
	b) buildings
	c) mobili
	d) electronic equipment
	e) other	776	576
Total		6,742	7,025

10.2 Property held for investment: composition of assets recognized at cost

The Group does not hold property or assets under finance leases for investment purposes. However, it does hold assets under finance leases and assets provided under operating lease arrangements, whose details are as follows:

DESCRIPTION/AMOUNT	Carrying amount
	31/12/2014	31/12/2013
2.1 Unopted assets	917	698
2.2 Asset returned after termination	3,815	4,523
2.3 Other assets	4,920	5,437
Total: Assets related to finance leases	9,651	10,658
Assets provided under operating leases	1,025,181	1,022,825
Total: Goods provided under operating leases	1,025,181	1,022,825
Total (1+2)	1,034,832	1,033,483

The item "Assets related to finance leases" reflects vehicles in the company’s possession as a result of:

•	unopted assets: unexercised options to purchase by customers or contacts terminated other than mutual agreement;

•	assets returned after termination: contract termination due to customer default;

•	other assets: related to the vehicles amount waiting for the leasing contract enhancement.

Operating leases are in line compared to the previous year. This activity refers mainly to the Italian subsidiary, Leasys.

10.5 Property held for use in the production or supply of goods and services : annual changes

			Land	Buildings	Furniture	Electronic Equipment	Other	Total
A.	Gross opening balance				45,078	1,672	1,165	47,915
A.1	Net reduction of total value				(39,655)	(857)	(378)	(40,890)
A.2	Net openig balance				5,422	815	787	7,025
B.	Increases				2,779	701	1,455	4,934
	B.1 Purchases				2,637	659	872	4,168
	B.2 Expenses for capitalized improvements
	B.3 Writebacks
	B.4 Positive changes in fair value through:
	a)	equity
	b)	profit and loss
	B.5 Positive exchange rate differences				142	42	7	191
	B.6 Transfers from investment property
	B.7 Other changes				-		576	576
C.	Decreases		-	-	(3,558)	(862)	(797)	(5,217)
	C.1 Disposals				(979)	(620)	(259)	(1,857)
	C.2 Depreciation				(2,003)	(242)	(517)	(2,763)
	C.3 Impairment through:
	a)	equity
	b)	profit and loss
	C.4 Negative changes in fair value through:
	a)	equity
	b)	profit and loss
	C.5 Negative exchange rate differences						(21)	(21)
	C.6 Transfers to:
	a)	investment property
	b)	assets held for sale and discontinuing operations
	C.7 Other changes				(576)			(576)
D.	Ending inventories, net				4,643	653	1,446	6,742
D.1	Net reduction of total value				(42,362)	(1,066)	262
D.2	Gross ending inventories				47,005	1,719	1,184	49,908
E.	Recognition at cost				4,643	653	1,446	6,742

10.6 Investment property: annual changes

			Land	Buildings	Assets reffering to finance lease contracts	Assets reffering to operating lease contracts	Total
A.	Opening balance		-	-	10,658	1,022,825	1,033,483
B.	Increases		-	-	(517)	443,764	443,247
	B.1 Purchases				(517)	441,182	440,666
	B.2 Expenses for capitalized improvements
	B.3 Positive variations of fair value
	B.4 Writebacks
	B.5 Positive exchange rate differences					2,582	2,582
	B.6 Transfer of real estate functionally utilized
	B.7 Other changes
C.	Decreases				(490)	(441,408)	(441,898)
	C.1 Disposal				(490)	(192,939)	(193,429)
	C.2 Depreciation					(248,469)	(248,469)
	C.3 Negative variations of fair value
	C.4 Impairment adjustments
	C.5 Negative exchange rate differences
	C.6 Different portfolio transfers:
	a)	property held for use in the production or supply of goods and services
	b)	non-current assets held for sale and discontinuing operations
	C.7 Other changes
D.	Ending inventories				9,651	1,025,181	1,034,832
E.	Fair value measurement				9,651	1,025,181	1,034,832

Section 11 - Intangible assets - Item 110

11.1 Breakdown of item 110 "Intangible assets"

DESCRIPTION				31/12/2014		31/12/2013
				Cost	Fair value	Cost	Fair value
1.	Goodwill		Total 1	180,339		180,339
2.	Other intangible assets
	2.1	own		37,168		34,877
		- generated internally		16,508		2,358
		- other		20,660		32,519
	2.2	acquired under finance lease
			Total 2	37,168		34,877
3.	Assets under finance leases
	3.1	unpoted assets
	3.2	assets withdrawn following termination
	3.3	other assets
			TOTAL 3
4.	Assets under operating leases		TOTAL 4
			TOTAL (1+2+3+4)	217,507		215,216
Total				217,507		215,216

The item “Goodwill” includes € 78,4 million relating to the Italian subsidiary Leasys S.p.A. and € 101,9 million arising on the reorganization of the FCA Bank Groupv occurred in 2006 and 2007. In particular:

•
€ 50,1 million relate to the recognition - by the subsidiary Fidis Servizi Finanziari S.p.A., which merged into the Holding FCA Bank on March 1st, 2008 - of goodwill arising on the transfer of the “Network finance and other financing” business and the acquisition of the “Holding Division” from Fidis S.p.A.;

•	€ 36,8 million relate to the first-time consolidation of certain European companies engaged in dealer financing;

•	€ 15 million relate to the first-time consolidation of the Fidis Servizi Finanziari S.p.A. Group, which was eventually merged into the parent Company.
The item “Other intangible assets” mainly refers to:
licences and software of the subsidiary Leasys S.p.A. for € 15,7 million and of the parent company, FCA Bank, for € 15,1 million;
royalties for € 1,4 million.

Impairment test of Goodwill
According to IAS 36 - Impairment of Assets, goodwill must be tested for impairment every year to determine its recoverable amount. Therefore, on every reporting date the Group tests goodwill for impairment, estimating the relevant recoverable amount and comparing it with its carrying amount to determine whether the asset is impaired.

Definition of CGUs
To test goodwill for impairment - considering that goodwill generates cash flows only in combination with other assets - it is necessary first of all to attribute it to an organizational unit that enjoys relative operational autonomy and is capable of generating cash flows. Such cash flows must be independent of other areas of activity but interdependent within the organizational unit, which is aptly defined as cash generating unit (CGU).

IAS 36 suggests that it is necessary to correlate the level at which goodwill is tested with the level of internal reporting at which management checks any positive or negative change in goodwill. The definition of this level depends solely on the organizational models and the attribution of management responsibilities over the direction of the operational activity and the relevant monitoring.

For FCA Bank Group, the CGU relevant for goodwill allocation are identified in Dealer Financing business unit and Leasys S.p.A. business.

In assessing the independence of cash inflows, which is necessary to draw the contours of the CGUs, management attributed to Dealer Financing the role of CGU of reference to run the goodwill impairment test, thereby abandoning the definition in place until 31 December 2013, which attributed the CGU role to the companies acquired by the Group over time. This structure turned out to be inadequate for the Group’s organizational and management development.

The CGU’s carrying amount
The carrying amount of a CGU must be determined consistently with the criteria guiding the estimation of its recoverable amount.
From the standpoint of a banking firm, the cash flows generated by a CGU cannot be identified without considering the cash flows of financial assets/liabilities, given that these result the firm’s core business. Following this approach (i.e. "equity valuation"), the carrying amount of the CGU can be determined in terms of free cash flow to consolidated equity, including non-controlling interests.

Criteria to estimate the value in use of a CGU
The value in use of the CGUs was determined by discounting to present value their expected cash flows over a five-year forecast period. The cash flow of the fifth year was assumed to grow in perpetuity (at a rate indicated with the notation "g", to determine terminal value. The growth rate "g" was set on the basis of a consistent medium-term rate of inflation in the euro zone).
From the standpoint of a banking/financial company, the cash flows generated by a CGU cannot be identified without considering the cash flows of financial assets/liabilities, given that these arise from the company’s core business. In other words, the recoverable amount of the CGUs is affected by the above cash flows and, as such, must include also financial assets/liabilities. Accordingly, these assets and liabilities must be allocated to the CGU of reference.

In light of the above, it would be rather fair to say that the cash flows of the individual CGUs are equivalent to the earnings generated by the individual CGUs. Accordingly, it was assumed that the free cash flow (FCF) corresponds to the Net Profit of a CGU under valuation.

Determining the discount rate to calculate the present value of cash flows
In determining value in use, cash flows were discounted to present value at a rate that reflects current considerations on market trends, the time value of money and the risks specific to the business.

The discount rate used - given that it was a financial firm - was estimated solely in terms of equity valuation, that is considering only the cost of capital (Ke), in keeping with the criteria to determine cash flows that, as already shown, include also the inflows and outflows associated with financial assets and liabilities.

The cost of capital was then calculated by using the Capital Asset Pricing Model (CAPM). Based on this model, cost of capital is calculated as the sum of a risk-free return and a risk premium which, in turn, depends on the risk specific to the business (such risk reflecting both industry risk and country risk).

Results of the impairment test
Goodwill was tested for impairment on the reporting date, without any impairment loss.
In particular, for the Dealer Financing line the test was performed by adopting the definition of CGU described above which, as noted, differs from that adopted in the impairment tests used until 31 December 2013. The test was repeated by utilizing the same definition of CGU, without resulting in any impairment loss also in this case.
The underlying assumptions to calculate the recoverable amounts of the CGUs reflect past experience and earnings forecasts approved by the competent corporate bodies and officers and are consistent with external sources of information, particularly:

•	the discount rate of 10.26% was calculated as cost of capital, considering a risk-free interest rate of 0.51%, a risk premium for the company of 7.23% and a beta of 1.35;

•	the estimated growth rate was 1.8%.
Sensitivity analysis has been done, by simulating a change in significant parameters such as an increase in the discount rate up to 1% or a decrease in the growth rate "g". After such analysis the recoverable amount is confirmed to be higher than carrying amount.

11.2 Intangible assets: changes for the year

		Total
A.	Opening balance	215,216
B.	Increases	8,686
	B.1 Purchases	8,654
	B.2 Writebacks
	B.3 Positive changes in fair value through:
	equity
	profit and loss
	B.4 Other changes	33
C.	Decreases	(6,395)
	C.1 Disposals	(1,086)
	C.2 Amortization	(5,310)
	C.3 Impairment through:
	equity
	profit and loss
	C.4 Negative changes in fair value through:
	equity
	profit and loss
	C.5 Other changes
D.	Final balance	217,507

Section 12 - Tax assets and liabilities

12.1 Breakdown of item 120 "Tax assets: current and deferred"

Breakdown		31/12/2014	31/12/2013
a)	current	81,284	29,889
b)	deferred	169,330	154,110
	- through profit and loss	165,810	150,853
	- through equity	3,520	3,257
Total		250,614	183,999

(*) Following application of the amendment to IAS 19

Current deferred tax assets include € 27.1 million in direct and indirect taxes attributable to the Parent Company and € 22 million in indirect tax receivables attributable to the UK subsidiary, FGA Wholesale UK Ltd, arising from the new "Consignment" business (see section 14 - Other Assets").
The increase in current deferred tax assets at year-end 2014, compared to the previous year, was due mainly to greater operating lease volumes for the year.

12.2 Breakdown of item 70 "Tax liabilities: current and deferred"

Description		31/12/2014	31/12/2013
a)	current	39,979	41,139
b)	deferred	46,048	45,466
	- through profit and loss	46,048	45,466
	- through equity
Total		86,027	86,605

12.3 Changes in deferred tax assets (through profit and loss)

				31/12/2014	31/12/2013
1.	Opening balance			150,853	137,240
2.	Increases			36,242	36,690
	2.1	Deferred tax assets recognized during the year		36,242	36,690
		a)	in relation to previous financial years		811
		b)	due to changes in accounting standards
		c)	writebacks
		d)	other	36,242	35,879
	2.2	New taxes or increases of tax rates
	2.3	Other increases
3.	Decreases			(21,286)	(23,077)
	3.1	Deferred tax assets derecognized during the year		(21,392)	(20,210)
		a)	reversals	(21,392)	(20,210)
		b)	written off as no longer recoverable
		c)	due to changes in accounting standards
		d)	other
	3.2	Reduction of tax rates
	3.3	Other decreases		106	(2,867)
		a)	change to tax credits under Law no. 21/2011
		b)	other	106	(2,867)
4.	Final balance			165,810	150,853

Line item 3.3 “other decreases”, includes the exchange rate differences arising from the translation of current tax assets denominated in foreign currencies.

The amount at 31 December 2014 mainly includes deferred tax assets originated from the timing differences between the book base and the tax base of:

•	tax loss carry forwards;

•	other risks and charges;

•	allowance for bad debts;

•	depreciation of long-term rental vehicles.

12.4 Changes in deferred tax liabilities (through profit and loss)

				31/12/2014	31/12/2013
1.	Opening balance			45,466	42,990
2.	Increases			6,116	10,412
	2.1	Deferred tax liabilities recognized during the year		6,116	10,412
		a)	related to previous financial years
		b)	due to changes in acounting standards
		c)	other	6,116	10,412
	2.2	New taxes or increases in tax rates
	2.3	Other increases
3.	Decreases			(5,534)	(7,936)
	3.1	Deferred tax liabilities derecognized during the year		(5,502)	(5,614)
		a)	reversals	(5,502)	(5,614)
		b)	due to changes in acounting standards
		c)	other
	3.2	Reduction of tax rates
	3.3	Other decreases		(32)	(2,323)
4.	Final balance			46,048	45,466

Line item 3.3 “Other decreases” includes the exchange rate differences arising from the translation of deferred tax assets denominated in foreign currencies.

The amount at 31 December 2014 mainly includes deferred taxes originated from the timing differences between the book base and the tax base of:

•	prepaid incentives to dealer network;

•	depreciation related to finance leases related to certain foreign subsidiaries.

12.5 Changes in deferred tax assets (through equity)

				31/12/2014	31/12/2013
1.	Opening balance			3,257	6,665
2.	Increases			263	474
	2.1	Deferred tax assets recognized during the year		263
		a)	in relation to previous financial years
		b)	due to changes in accounting standards
		c)	other	263
	2.2	New taxes or increases of tax rates
	2.3	Other increases			474
3.	Decreases				(3,882)
	3.1	Deferred tax assets derecognized during the year			(3,882)
		a)	reversals
		b)	written off as no longer recoverable
		c)	due to changes in accounting standards
		d)	other		(3,882)
	3.2	Reduction of tax rates
	3.3	Other decreases
4.	Final balance			3,520	3,257

This item includes deferred tax assets recognized through equity as calculated on the cash flow hedge reserve relating to the future cash flows of hedging derivatives and the fiscal effect on the AOCI reserve.

Section 14 - Other assets - Item 140

14.1 Breakdown of "Other assets"

Description		31/12/2014	31/12/2013
1.	Due from employees	3,582	3,258
2.	Receivables arising from sales and services	304,263	240,825
3.	Sundry receivables	219,754	115,996
	receivables arising from insurance services	33,205	49,523
	receivables in the process of collection	2,856	1,592
	security deposits	1,927	1,827
	reinsurance assets	65,098	57,221
	consignment stock	113,696
	other	2,972	5,833
4.	Operating lease receivables	292,328	278,709
Total		819,927	638,788

The “Receivables arising from sales and services” include a total of € 185.4 million due to FCA by Leasys S.p.A. in connection with vehicles used in buybacks already invoiced.
The item “Receivables arising from insurance services” relates mainly to the Parent Company and the subsidiary Leasys S.p.A. and includes sums due from insurance companies for the payment of commissions.
The item “Receivables in the process of collection” refers to pending collection items, relating mainly to the Parent Company and the Italian subsidiary Leasys S.p.A..

“Reinsurance activities” relate to the Irish subsidiary.

“Receivables arising from operating leases” include lease payments billed but not yet collected from customers for a total of € 175.4 million and the value of the vehicles purchased by the leasing companies under buyback arrangements with the seller - thus not accounted for as non-current assets - for a total of € 116.6 million.

The item “Goods on consignment” reflects the value of the vehicles owned by FGA Wholesale UK Ltd., the UK subsidiary. These vehicles are held by FCA dealers in view of their sale.
The consignment operations began in December and reflect the new arrangements with FCA, which call for the purchase and management of the vehicles held in inventory by the company’s UK dealers. Previously, title to, and the management of, the vehicles held in inventory by dealers were attributable to FCA.

LIABILITIES AND EQUITY
(Amounts in thousands of euros)

Section 1 - Payables - Item 10

1.1 Payables

Description		31/12/2014			31/12/2013
		banks	financial institutions	customers	banks	financial institutions	customers
1.	Borrowings
	1.1 Sale and repurchase agreements
	1.2 Other borrowings	6,788,256	38,500		7,356,314	43,467
2.	Other payables			130,881			83,930
Total		6,788,256	38,500	130,881	7,356,314	43,467	83,930
Fair Value - level 1
Fair Value - level 2		6,793,821	57,248	130,879	7,496,614	44,994	83,966
Fair Value - level 3
Total Fair Value		6,793,821	57,248	130,879	7,496,614	44,994	83,966

This item includes mainly borrowings from banks, of which € 4,089 million from the Crédit Agricole Group at arm’s length.
In addition, this item includes interest accrued for € 51 million.

Other payables include:

•	security deposits by dealers for € 27.4 million with the Parent Company, € 3.9 million with the Polish subsidiary and € 2.6 million with the Austrian subsidiary.

•	Retail liabilities and security deposits privately issued in relation to the leasing.

Section 2 - Notes Issued - Item 20

2.1 Breakdown of item 20 "Notes issued"

	31/12/2014				31/12/2013
Liabilities	Carrying amount	Fair Value			Carrying amount	Fair Value
		L1	L2	L3		L1	L2	L3
1. Securities
- bonds	7,068,805	4,186,488	2,961,103		6,365,583	2,655,827	3,744,345
- structured
- other	7,068,805	4,186,488	2,961,103		6,365,583	2,655,827	3,744,345
- other securities	793		793		1,025		1,025
- structured
- other	793		793		1,025		1,025
Total	7,069,598	4,186,488	2,961,895		6,366,608	2,655,827	3,745,370

The item “Other bonds” reflects: i) bonds issued by SPEs in connection with securitisation transactions, for a nominal amount of € 3,846 million; (ii) bonds issued by three subsidiaries - FCA Capital Ireland, FCA Capital Suisse and Fiat Bank Polska - each for a nominal amount of € 3,000 million, CHF 125 million and PLN 80 million, respectively.
This item includes also interest accrued as of 31 December 2014, which amounts to € 0.3 million (€ 1.8 million at 31 December 2013) for bonds issued by SPEs and € 45.1 million for the other bonds.

Following in details the nominal value of bonds issued in the securitisation operations:

Spe	Total 31/12/2014	Total 31/12/2013
A-Best Four S.r.l.	384,208	950,718
A-Best Five SA	—	6,005
A-Best Seven S.r.l.	76,000	168,200
A-Best Eight Plc	—	148,849
A-Best 9 S.r.l.	369,500	—
A-Best 10 S.r.l.	441,700	—
Nixes Three Plc	400,206	401,970
Nixes Four S.r.l.	—	47,150
Nixes Five Plc	373,226	285,574
Nixes Six Plc	1,155,476	1,079,525
FCT Fast 2	345,916	369,988
Erasmus Finance Ltd	300,117	291,969
STAR	—	319,458
TOTAL notes	3,846,349	4,069,406

Section 3 - Financial liabilities held for trading - Item 30

3.1 Breakdown of item 30 "Financial liabilities held for trading"

Liabilities		31/12/2014					31/12/2013
		Fair Value			FV*	NV	Fair Value			FV*	NV
		L1	L2	L3			L1	L2	L3
A.	Cash instruments
1.	Debt
2.	Debt securities
- Bonds
- structured
- other bonds
- other securities
- structured
- other securities
B.	Derivative instruments		16,140		16,140	3,612,516		38,643		38,643	3,058,490
1.	Financial derivatives		16,140		16,140	3,612,516		38,643		38,643	3,058,490
2.	Credit derivatives
TOTAL		-	16,140	-	16,140	3,612,516	-	38,643	-	38,643	3,058,490
L1= Level 1
L2= Level 2
L3= Level 3
NV= Notional value
FV*= Fair Value calculated excluding changes in the issuer's credit rating since issue date.

This item reflects the negative change in the derivative financial instruments hedging the securitisation transactions, entered into with the same banks as those involved in such transactions.

3.3 "Financial liabilities held for trading": derivative financial instruments

Types/underlyings		Interest rates	Currencies	Equity instruments	Other	31/12/2014	31/12/2013
1.	Over the counter
Financial derivatives
	- Fair value	16,140				16,140	38,643
	- Notional amount	3,612,516				3,612,516	3,058,490
	Credit derivatives					-	-
	- Fair value					-	-
	- Notional amount					-	-
Total A		16,140				16,140	38,643
2.	Other					-	-
	Financial derivatives					-	-
	- Fair value					-	-
	- Notional amount					-	-
	Credit derivatives					-	-
	- Fair value					-	-
	- Notional amount					-	-
Total B		-	-	-	-	-	-
Total (A+B)		16,140	-	-	-	16,140	38,643

Section 5 - Hedging derivatives - Item 50

5.1 Breakdown of item 50: Hedging derivatives

Notional value / Fair value levels		31/12/2014				31/12/2013
		Fair value			Nv	Fair value			NV
		L1	L2	L3		L1	L2	L3
A.	Financial derivatives	-	80,818	-	9,288,846	-	69,971	-	5.598,198
	1. Fair value		70,974		8,367,312		60,509		4,957,142
	2. Cash flows		9,844		921,534		9,462		641,056
	3. Foreign investments
Total A		-	80,818	-	9,288,846	-	69,971	-	5,598,198
B.	Credit derivatives	-	-	-	-	-	-	-	-
	1. Fair value
	2. Cash flows
Total B		-	-	-	-	-	-	-	-
Total (A+B)		-	80,818	-	9,288,846	-	69,971	-	5,598,198
L1= Level 1
L2= Level 2
L3= Level 3
VN= Notional value

This item reflects the fair value of the derivative contracts entered into to hedge interest rate risks and includes interest accrued as at year-end.
Changes in value in these contracts, according to the fair value method, are reported through profit and loss, in item 70 “Gains (losses) on hedging activities” of the income statement.

5.2 Breakdown of item 50 "Hedging derivatives": portfolios hedged and type of hedge

Transaction/Type of hedge		Fair value						Cash flows		Foreign investments
		Specific					Generic	Specific	Generic
		Interest rate risk	Exchange rate risk	Credit risk	Price risk	Sundry risks
1.	Available-for-sale financial assets
2.	Receivables
3.	Financial assets held to maturity
4.	Portfolio
5.	Other transactions
Total assets		-	-	-	-	-	-	-	-
1.	Financial liabilities
2.	Portfolio
Total liabilities		-	-	-	-	-	-	-	-
1.	Expected transactions
2.	Financial asset and liability portfolio						70,974		9,844

The generic column shows the amount of derivative contracts hedging the retail receivable portfolio. Such contracts have been accounted for with the fair value hedge (macrohedge).

The cash flow hedges refer to derivative contracts hedging interest rate risk. Such contracts, which are used for long-term rental activities, are recognized in accordance with the cash flow hedge method.

Section 7 - Tax liabilities - Item 70

A breakdown of this item is provided in section 12 on the asset side - Tax assets and liabilities.

Section 9 - Other liabilities - Item 90

9.1 Breakdown of "Other liabilities"

Description		31/12/2014	31/12/2013
1.	Due to employees	5,691	3,558
2.	Operating lease payables	258,110	214,594
3.	Due to social security institutions	6,437	10,646
4.	Sundry payables	318,258	306,915
	- Payables for goods and services	200,420	219,509
	- Due to insurance companies	22,268	27,526
	- Due to customers	36,531	6,872
	- Reinsurance activities	59,039	53,008
Total		588,496	535,713

The item “Operating lease payables” mainly includes payables for the purchase of cars and for services rendered to the Group’s long-term-rental companies.

Line item “Payables for goods and services” includes:

•	the provision of administrative, tax and payment services at arm’s length by companies of the FCA Group;

•	incentives payable to the FCA Group’s dealer network;

•	charges payable to dealers and banks, mainly in connection with the Parent Company’s operations.

The item “Due to insurance companies” mainly relates to sums due by the parent company and the subsidiary Leasys.

Section 10 - Post-employment benefits - Item 100

10.1 "Post-employment benefits": yearly changes

		31/12/2014	31/12/2013
A.	Opening balance	12,630	13,190
B.	Increases	1,527	953
B1.	Provisions for the year	425	366
B2.	Other increases	1,103	587
C.	Decreases	(1,156)	(1,513)
C1.	Payments made	(1,023)	(877)
C2.	Other decreases	(133)	(636)
D.	Closing balance	13,001	12,630

This item reflects the residual obligation for severance indemnities which was required until 31 December 2006 under Italian legislation to be paid to employees of Italian companies with more than 50 employees upon termination of employment. This severance can be paid in part to employees during their working lives, if certain conditions are met.

Post-employment benefits, as reported in the statement of financial position, represent the present value of this defined benefit obligation, as adjusted for actuarial gains and losses and for costs relating to labour services not previously recorded. Provisions for defined benefit pension plans and the annual cost recorded in the income statement are determined by independent actuaries using the projected unit credit method.

Section 11 - Provisions for risks and charges - Item 110

11.1 Breakdown of item 110 "Provisions for risks and charges"

Description		31/12/2014	31/12/2013
1.	Provisions for retirement benefits and similar obligations	37,050	29,220
2.	Other provisions for employee	12,877	14,743
3.	Provisions for tax risks	9,743	10,393
4.	Provisions for legal risks	2,810	3,083
5.	Provisions for risks and charges related to operating leases	44,394	31,919
6.	Provisions for sundry risks	101,646	77,292
Total		208,520	166,650

Provisions for retirement benefits and similar obligations
Referring to provision for retirement benefits, the actuarial amounts of provisions for defined benefit pension plans, required according to IAS 19, are determined by independent actuaries using the projected unit credit method, as described in Part A - Accounting Policies.

This item includes provisions for pension plans set up by foreign subsidiaries for € 30.1 million (mainly FGA Bank Germany GmbH for € 22.4 million), other provisions for long-term employee benefits for € 7 million, of which € 3.5 million referring to the Parent Company. Other provisions reflect employee bonuses for € 11.3 million.

Next table shows main actuarial assumptions used for pension plans, distinguished by country (Italy and “Other countries”). The table also includes actuarial assumptions for the Italian post employment benefits (“Trattamento di Fine rapporto - TFR”).

Actuarial assumptions	ITALY			OTHER COUNTRIES
	TFR (only Italy)	Other provisions for retirement benefits	Other provisions for long-term employee benefits	Pension plans	Other provisions for retirement benefits	Other provisions for longterm employee
Discount rates	1.60%	1.60%	1.60%	2.52%	2.20%	2.3%
Estimated future salary increases rate (inflation included)	1.73%	1.73%	1.73%	2.63%	3.00%	3.0%
Inflation rate	2.00%	2.00%	2.00%	2.50%	2.25%	2.3%
Mortality rate	10			0	0	0
Yearly employees outflow average	8.25%	8.25%	8.25%	0	0	0

Provisions for risks and charges related to operating leases
This provision mainly consists of provisions for future maintenance and insurance costs for cars provided under operating lease contracts.

Provisions for tax disputes
This item refers to provisions in connection with tax litigation and related charges.

Provisions for sundry risks
This item reflects provisions of € 51.5 million for risks related, in the UK market, to the remaining value of the vehicles purchased with PCP (Personal Contract Purchase) loans and the customers’ option to terminate voluntarily their contract, under local laws.

The balance of these provisions reflect the risks, in various markets (of which € 15 million related to the parent company), related to the residual value of the vehicles and, more generally, to business risks.

As indicated in the report on operations, the decision adopted in October by the German Supreme Court on the administrative expenses charged disability to customers in connection with the disbursement of financing had a significant impact on the profits for 2014. Accordingly, it is noted that the decision entitled customers to apply - by 31 December 2014 - for a refund of such charges from as far back as 2004; in that respect, the decision extended also the statute of limitation from three to ten years. This extension of the statute of limitation expires starting in 2015; it follows that the potential risks for the Group were limited to the charges billed to customers starting in 2012 and for which no refund application has been received. In view of these risks, the Company made provisions for future risks and charges for € 1.4 million.

On 15 July 2014, the Swiss Anti-trust authority (Wettbewerbskommission) announced publicly the start of an inquiry into the finance lease business in Switzerland involving a total of nine captive companies, among others. The Swiss subsidiary, FCA Capital Suisse SA, is one of the companies involved in the inquiry.

In case the Commission determines that a breach of the anti-trust law has been committed, it may levy penalties, in accordance with the applicable laws. These penalties depend on the length, seriousness and nature of the breach. The potential fine may represent as much as 10% of revenues generated in the market of reference for the past three financial years.

Against this backdrop, FCA Capital Suisse SA carried out a review with support from legal experts. The review revealed that fines are unlikely and, as such, no provisions were made.

11.2 Changes during the year in item 110 "Provisions for risks and charges"

			31/12/14	31/12/13
A.	Opening balance		166,651	144,007
B.	Increases		67,692	43,437
	B1.	Provisions for the year	54,271	26,475
	B2.	Other increases	13,421	16,962
C.	Decreases		(25,823)	(20,793)
	C1.	Uses	(25,823)	(20,793)
	C2.	Other decreases
D.	Final balance		208,520	166,651
The item “Other increases” reflects mainly exchange rate differences.

Section 12 - Equity - Items 120 - 130 - 140 -150 - 160 and 170

12.1 Breakdown of item "Share capital"

Description		Amount
1.	Share capital
	1.1 Ordinary shares	700,000
	1.2 Other shares
Total		700,000

Share capital is fully paid in. It consists of 700,000,000 shares with a nominal value of € 1 each and, at year-end 2014, was unchanged from the previous year.

12.4 Breakdown and change in item 150 "Share premium reserve"

This item, amounting to € 192,746,000, did not change from the previous year.

12.5 Other information

12.5.1 Breakdown and change in item 160 "Reserves"

			Legal	other	Retained earnings	Total
A.	Opening balance		22,974		696,772	719,746
B.	Increases		1,505		168,825	170,330
	B.1	Allocation of profit	1,505		168,825	170,330
	B.2	Other changes
C.	Decreases				(82,286)	(82,286)
	C.1	Uses			(82,286)	(82,286)
	-	loss coverage
	-	distribution			(82,286)	(82,286)
	-	capitalization
	C.2	Other changes
D.	Final balance		24,479		783,311	807,790

12.5.2 Breakdown and changes in item 170 "Valuation reserve"

		Available-for sale financial assets	Property, plant and equipment	Intangible assets	Cash flow hedges	Special revaluation laws	Reserve for defined benefits	Translation reserve	Total
A.	Opening balance				(5,625)	456	(3,834)	14,338	5,335
B.	Increases						2,425	19,742	22,167
	B.1 Positive changes in fair value						2,425		2,425
	B.2 Other changes							19,742	19,742
C.	Decreases				(532)		(10,091)		(10,623)
	C.1 Negative changes in fair value				(532)		(10,091)		(10,623)
	C.2 Other changes
D.	Final balance				(6,157)	456	(11,500)	34,080	16,880

The cash flow hedge reserve reflects the cumulative changes in fair value of the derivatives designated as cash flow hedges.

The translation reserve refers to exchange rate differences arising from the translation of the financial statements of foreign subsidiaries with a reporting currency other than the euro.

Section 13 - Non-controlling interests- Item 190

13.1 Breakdown of item 190 "Non-controlling interests"

items		31/12/2014	31/12/2013
1.	Share capital	2,500	2,500
2.	Treasury shares
3.	Equity instruments
4.	Share premium reserve
5.	Reserves	11,583	10,249
6.	Valuation reserve	4	4
7.	Profit (loss) for the year	1,326	1,339
Total		15,413	14,092

Non-controlling interests mainly consisted of the 50% interest held by third parties in FGA Bank GmbH. The remainder consists of small non-controlling interests, mainly in FC France S.A., FGA Capital Hellas S.A., FGA Insurance Hellas (Greece) and FCA Capital Ireland Plc (Ireland).

Reconciliation of consolidated equity with FCA Bank S.p.A.’s

The table below reconciles FCA Bank S.p.A.’s equity with the consolidated equity.

	Equity	of which profit for the year
FCA Bank S.p.A. - Separate financial statements	1,093,160	96,396
Recognition of equity and profit by consolidated subsidiaries, after eliminations Group owners' equity and profit	1,857,605	169,567
Consolidation adjustments:
elimination of investments reported in FCA Bank S.p.A.'s financial statements	(1,033,051)
elimination of intercompany dividends		(53,881)
Other consolidation adjustments	(19,150)	(30,933)
Group owners' equity and profit	1,898,564	181,149
Non-controlling interests	15,413	1,326
Total as per consolidated financial statements	1,913,977	182,475

PART C
NOTES TO THE CONSOLIDATED INCOME STATEMENTS

Section 1 - Interest and similar income - Items 10 and 20

1.1 Breakdown of item 10 "Interest and similar income"

Description/instruments		Debt securities	Loans	Other	31/12/2014	31/12/2013
1.	Financial assets held for trading
2.	Financial assets at fair value
3.	Available-for-sale financial assets
4.	Financial assets held to maturity	155			155	145
5.	Receivables		728,696	8,578	737,274	752,034
	5.1 Due from banks			8,578	8,578	1,647
	5.2 Due from financial institutions		136		136	136
	5.3 Due from customers		728,560		728,560	750,251
6.	Other assets
7.	Hedging derivatives
TOTAL		155	728,696	8,578	737,429	752,179

The amount due from banks under “Other” refers mainly to interest accrued in the current accounts of the SPEs.

1.3 Breakdown of item 20 "Interest and similar expense"

Description/instruments		Debt securities	Loans	other	31/12/2014	31/12/2013
1.	Due from banks	(148,640)			(148,640)	(192,753)
2.	Due from financial institutions				0	0
3.	Due from customers	(100)		(505)	(605)	(548)
4.	Notes issued		(179,323)		(179,323)	(110,034)
5.	Financial liabilities held for trading				0	0
6.	Financial liabilities at fair value				0	0
7.	Other liabilities				0	0
8.	Hedging derivatives			(44,235)	(44,235)	(77,657)
TOTAL		(148,740)	(179,323)	(44,740)	(372,803)	(380,992)

Interest to customers refers to interest accrued on the security deposits posted by dealers with the Parent Company.

Section 2 - Fee and commission income and expense - Items 30 and 40

2.1 Breakdown of item 30 "Fee and commission income"

Description		31/12/2014	31/12/2013
1.	Finance lease transactions	9,926	8,397
2.	Factoring transactions	14,782	16,839
3.	Retail finance transactions	83,937	88,982
4.	Merchant banking activities
5.	Guarantees provided
6.	Services:
	- fund management on behalf of third parties
	- currency trading
	- product distribution
	- other
7.	Payment and collection services
8.	Servicing of securitization transactions
9.	Other commissions	31,376	38,783
TOTAL		140,021	153,001

Commissions on retail financing transactions reflect mainly:

•	€ 58.9 million on insurance products not attributable to a single loan contract;

•	€ 20.3 million in recoveries of collection charges from customers;

•	€ 3.2 million in commissions for early repayments.

The item Other commissions refers to the Irish subsidiary for revenues received in connection with re-insurance activities.

2.2 Breakdown of item 40 "Fee and commission expense"

Description		31/12/2014	31/12/2013
1.	Guarantees received	(35)	(13)
2.	Services received from third parties	(14,648)	(16,571)
3.	Payment and collection services	(4,822)	(3,417)
4.	Other fees and commissions	(32,129)	(33,040)
Total		(51,634)	(53,041)

The item “Services received from third parties” mainly represents costs for services supplied to customers in the insurance and finance lease businesses.
The item “Payment and collection services” mainly represents cost for the collection of finance lease payments and retail loan installments.
The item “Other fees and commissions” represents commission expenses and other expenses related to the insurance activity.

Section 4 - Profit (loss) from trading activities - Item 60

4.1 Breakdown of item 60 "Profit (loss) from trading activities"

Description/Result		Gains	Trading income	Loss	Trading loss	Profit (loss)
1.	Financial assets
1.1 Debt securities
1.2 Equity instruments and UCITS shares/units
1.3 Loans
1.4 Other assets
2.	Financial liabilities
2.1 Debts securities
2.2 Payables
2.3 Other liabilities
3.	Financial assets and liabilities: exchange rate differences
4.	Financial derivatives	21,721	26,106	(22,990)	(26,980)	(2,141)
5.	Credit derivatives
Total		21,721	26,106	(22,990)	(26,980)	(2,141)

The items reflects changes in the fair value of assets and liabilities held for trading.

Section 5 - Gains (losses) on hedging activities - Item 70

5.1 Breakdown of item 70 "Gains (losses) on hedging activities"

Description		31/12/2014	31/12/2013
1.	Income from:
	1.1 Hedging items at fair value	66,198	64,706
	1.2 Hedged assets (fair value hedge )	12,295
	1.3 Hedged liabilities (fair value hedge )		9,921
	1.4 Cash flow hedges
	1.5 Other
Total income from hedging activities (A)		78,493	74,627
2.	Expenses related to:
	2.1 Hedging items at fair value	(12,213)
	2.2 Hedged assets (fair value hedge )		(74,617)
	2.3 Hedged liabilities (fair value hedge )	(67,049)	(10)
	2.4 Cash flow hedges
	2.5 Other
Total loses from hedging activities (B)		(79,262)	(74,627)
Gains (losses) on hedging activities (A-B)		(769)	(0)

This item reflects the changes in fair value of derivative contracts recognized as financial assets and liabilities held for trading.

Section 8 - Impairment/Reinstatement of value of financial assets - Item 100

8.1 "Net provision for risk of non performing provision"

Description/Adjustments		Impairments		Writebacks		31/12/2014	31/12/2013
		specific	portfolio	specific	portfolio
1.	Due from banks
	- leasing
	- factoring
	- other receivables
2.	Due from financial institutions
Non-performing loans purchased
	- leasing
	- factoring
	- other receivables
Other Receivables
	- leasing
	- factoring
	- other receivables
3.	Due from customers	(82,543)	(51,579)	15,939	35,249	(82,934)	(110,301)
Non-performing loans purchased
	- leasing
	- factoring
	- retail financing
	- other receivables
Other Receivables
	- leasing	(10,501)	(12,769)	4,552	7,137	(11,581)	(11,554)
	- factoring	(11,041)	(11,265)	3,376	8,548	(10,382)	(7,446)
	- retail financing	(33,358)	(21,909)	3,591	14,099	(37,577)	(61,340)
	- other receivables	(27,643)	(5,636)	4,420	5,465	(23,394)	(20,701)
TOTAL		(82,543)	(51,579)	15,939	35,249	(82,934)	(101,041)

Compared with the previous year, the cost of risk was better than in the previous year.

Section 9 - Administrative expenses - Item 110

9.1 Breakdown of item 110.a "Personnel expenses"

Items / Sectors		31/12/2014	31/12/2013
1.	Employees	(127,962)	(130,862)
	a) wages and salaries	(88,538)	(87,911)
	b) insurance and social contributions	(22,081)	(22,649)
	c) post-employment benefits	(2,255)	(2,253)
	d) social security contributions
	e) provisions for post-employment benefits	(425)	(366)
	f) provision for retirement benefits and similar obligations:	(2,096)	(1,647)
	- defined contribution	(162)	(150)
	- defined benefits	(1,934)	(1,497)
	g) payments to external supplementary pension funds:	(2,516)	(2,066)
	- defined contribution	(2,516)	(2,066)
	- defined benefits
	h) other expenses	(10,052)	(13,969)
2.	Other employees in service	(7,522)	(5,141)
3.	Directors and statutory auditors	(280)	(301)
4.	Retired employees
5.	Expense recoveries for employees seconded to other companies
6.	Reimbursements for employees seconded to other companies
TOTAL		(135,764)	(136,304)

9.2 Specific and average headcount by category

	Average 2014	31/12/2014	Average 2013	31/12/13
Managers	66	65	67	66
Clerks	1,847	1,855	1,858	1,869
TOTALE	1,913	1,920	1,925	1,935

9.3 Breakdown of item 110.b "Other administrative expenses"

Description/areas		31/12/2014	31/12/2013
1.	Consulting and professional services	(21,181)	(25,191)
2.	EDP costs	(28,934)	(27,377)
3.	Rents and utilities	(11,955)	(11,117)
4.	Indirect and other taxes	(7,809)	(10,134)
5.	Advertising and promotion expenses	(4,916)	(4,808)
6.	Other expenses	(4,296)	(3,937)
TOTAL		(79,091)	(82,564)

Section 10 - Amortization - Impairment/Reinstatement of value of tangible assets Item 120

10.1 Amortization-Impairment/Reinstatement of value of tangible assets

Description		Depreciation	Impairment	Reinstatement of value	Net result
1.	Assets used in production	(2,103)			(2,103)
	1.1 own
	a) lad
	b) buildings
	c) furniture	(1,343)			(1,343)
	d) equipment	(242)			(242)
	e) other	(309)			(309)
	1.2 under finance lease				0
	a) land
	b) buildings
	c) furniture
	d) equipment
	e) other	(208)			(208)
2.	Assets held for investment purposes	(248,469)			(248,469)
	of which provided under operating lease contracts	(248,469)			(248,469)
TOTAL		(250,572)			(250,572)

This item reflects mainly changes in value of assets under operating lease contract.

Section 11 - Amortization - Impairment/Reinstatement of value of intangible assets Item 130

11.1 Amortization-Impairment/Reinstatement of value of intangible assets

Description		Amortization	Impairment	Reinstatement of value	Net result
1.	Goodwill
2.	Other intangible assets	(5,310)			(5,310)
	2.1 own	(5,310)			(5,310)
	2.2 under finance lease contracts
3.	Assets under finance lease
4.	Assets provided under operating lease contracts
TOTAL		(5,310)			(5,310)

The item includes mainly amortization of software and licenses held by the subsidiaries Leasys S.p.A. and FGA Bank Germany GMBH and by the holding FCA Bank S.p.A..

Section 13 - Provisions for risks and charges - Item 150

13.1 Breakdown of item 150 "Provisions for risks and charges"

Items		31/12/2014		31/12/2013
		Impairment	Reinstatement of value	Impairment	Reinstatement of value
1.	Provision for risk and charges related to operating leases	(31,570)	10,313	(13,503)	2,051
	1.1 Future maintenance provision	(30,432)	10,313	(12,997)	1,590
	1.2 Self-insurance provisions	(1,138)	0	(506)	460
2.	Provisions to other risks and charges	(23,215)	(340)	(5,501)	506
3.	Technical insurance reserve	(5,240)	4,356	(5,266)	4,650
TOTAL		(60,026)	14,330	(24,271)	7,206
		(45,696)		(17,065)

Section 14 - Other operating income and expenses - Item 160

Description		31/12/2014	31/12/2013
1.	Other operating income	717,455	695,374
2.	Other operating expenses	(311,656)	(316,090)
TOTAL		405,799	379,284

14.1 Breakdown of item 160 "Other operating income"

Description		31/12/2014	31/12/2013
1.	Expense recoveries	35,785	31,771
2.	Income from operating leases	668,548	656,516
3.	Income from finance lease	2,842	3,752
4.	Sundry income	10,280	3,335
TOTAL		717,455	695,374

Expense recoveries reflect mainly the chargeback to customers by subsidiaries for legal and tax costs, credit collection costs and operating costs incurred on their behalf.

Income from operating leases refers mainly to:

•	€ 365.3 million in fees from car leases;

•	€ 186.4 million in fees from services related to car rentals;

•	€ 66.4 million expenses recovered from customers on car rentals;

•	€ 12.8 million for subsidies and discounts received by the FCA Group and dealers;

•	€ 37.5 million in gains on disposals of rental cars.

14.2 Breakdown of item 160 "Other operating expenses"

Description		31/12/2014	31/12/2013
1.	Credit collection expenses	(15,066)	(16,561)
2.	Information charges	(1,535)	(1,790)
3.	Other expenses:	(295,055)	(297,739)
3.1	finance lease charges	(279,919)	(283,058)
3.2	operating lease charges	(2,312)	(3,337)
3.3	contract expenses	(5,691)	(6,674)
3.4	sundry charges	(7,133)	(4,670)
TOTAL		(311,656)	(316,090)

The item "Other charges - Long term rental charges" mainly includes costs related to rental customer assistance
(€ 125.3 million), insurance costs (€ 51.2 million) and losses from the sale of cars (€ 29 million).

Section 17 - Tax on income from continuing operations - Item 190

17.1 Breakdown of item 190 "Income tax on continuing operations"

Items		31/12/2014	31/12/2013
1.	Current taxes	(74,157)	(90,646)
2.	Changes in taxes of previous years	(473)	3,116
3.	Decrease in current taxes for the year
3.bis	Reduction of current taxes for the period due to tax credits under Law 214/2011
4.	Change in deferred tax assets	1,227	16,481
5.	Change in deferred tax liabilities	(657)	(4,799)
Tax on income from continuing operations		(74,060)	(75,848)
This item reflects taxes for the year and the change in deferred tax assets and liabilities occurred during the same period.

Section 19 - Income statement: additional information

19.1 Breakdown of interest and commission income

Description/source of income		Interest income			Commission income			31/12/2014	31/12/2013
		Banks	Financial institutions	Customers	Banks	Financial institutions	Customers
1.	Finance leases			105,510			9,926	115,436	124,108
	- real estate
	- movable property			105,510			9,926	115,436	124,108
	- equipment
	- intangible assets
2.	Factoring			114,425			14,782	129,207	159,916
	- current receivables
	- future receivables
	- purchased on non-recourse basis			69,011			14,782	83,793	102,461
	- receivables purchased below their par value
	- other receivables			45,414				45,414	57,455
3.	Retail financing			508,627			83,937	592,564	580,444
	- personal loans
	- special purpose loans			508,627			83,937	592,564	580,444
	- wage assignment loans
4.	Guarantees and commitments
	- of a commercial nature
	- of a financial nature
Total				728,562			108,645	837,207	864,468

PART D - OTHER INFORMATION
Section 1 - DESCRIPTION OF THE GROUP’S MAIN BUSINESS ACTIVITIES

A. FINANCE LEASES

The following table contains a breakdown of receivables arising from finance lease contracts by due date.

A2. Distribution of non-performing assets, minimum payments and gross investment by maturity range

Maturity range	31/12/2014						31/12/2013
	NONPERFORMING ASSETS	MINIMUM PAYMENTS			GROSS INVESTMENTS		NONPERFORMING ASSETS	MINIMUM PAYMENTS			GROSS INVESTMENTS
		Principal		Interest		of which unsecured residual amount		Principal		Interest		of which unsecured residual amount
			of which secured residual amount						of which secured residual amount
- on demand	132	3,537	3,815	327	3,669		236	1,968		136	2,204
- up to 3 months	7,662	221,728		37,240	229,390		4,647	158,301		22,583	162,948
between 3 months and 1 year	2,518	497,512		116,974	500,030		6,511	471,811		64,312	478,322
- between 1 and 5 years	5,557	1,223,782		1,391,956	1,229,339		7,860	1,080,953		81,113	1,088,813
- over 5 years	8	1,485		5,174	1,493		416	23,613		2,274	24,029
- unspecified maturity
Total	15,877	1,948,044		1,551,671	1,963,921		19,670	1,736,646		170,418	1,756,316

A3. Distribution of lease finance contracts by quality and type of asset leased

		Performing		Non-performing
		31/12/2014	31/12/2013	31/12/2014		31/12/2013
					of which doubtful		of which doubtful
A.	Real estate
- Land
	- Buildings	1,626	2,106
B.	Equipment
C.	Movable property:
	- Motor vehicles	1,946,418	1,734,541	15,877	5,122	19,670	7,369
- Aircraft and rolling stock
- Other
D.	Intangible assets
- Trademarks
- Software
- Other
TOTAL		1,948,044	1,736,647	15,877	5,122	19,670	7,369

Finance leases refer mainly to financing provided for motor vehicles of the FCA Group’s brands.

Non-performing receivables are considered uncollectible, in whole or in part, on the basis of objective evidence and, as such, have been written down.

Bad loans refer to receivables that, based on objective evidence, are considered uncollectible.

A4. Classification of assets covered by finance lease contracts

		Unopted assets		Assets retired following termination		Other assets
		31/12/2014	31/12/2013	31/12/2014	31/12/2013	31/12/2014	31/12/2013
A.	Real estate
	- Land
	- Buildings
B.	Equipment
C.	Movable property:	917	698	3,815	4,523	4,920	5,437
	- Motor vehicles	917	698	3,815	4,523	4,920	5,437
	- Aircraft and rolling stock
	- Other
D.	Intangible assets
	- Trademarks
	- Software
	- Other
TOTAL		917	698	3,815	4,523	4,920	5,437

A5. Details of value adjustments

Description	Opening amount	INCREASE				DECREASE					Closing amount
		Value adjustments	Losses from sales	Transfer from other status	Other increases	Writebacks	Gains from sales	Transfer from other status	Write-offs	Other decreases
Specifically on nonperforming assets
Real estate
- Bad debt
- Doubtful
- Restructured
- Past due
Equipment
- Bad debt
- Doubtful
- Restructured
- Past due
Movable property	24,856	10,501		(223)	44	(4,552)		(569)	(9,028)	(16)	21,013
- Bad debt	14,399	7,845		(616)		(1,090)		330	(7,697)	(10)	13,161
- Doubtful	4,648	1,752		291	25	(1,715)		(296)	(1,314)		3,391
- Restructured	6									(6)
- Past due	5,803	904		102	19	(1,747)		(603)	(17)		4,461
Intangible assets
- Bad debt
- Doubtful
- Restructured
- Past due
TOTAL	24,856	10,501		(223)	44	(4,552)		(569)	(9,028)	(16)	21,013
Portfolio
on other assets
- Real estate	991				370	(1)					1,360
- Equipment
- Movable property	13,896	12,769		2,439	11	(7,136)		(1,647)	(1,847)		18,485
- Intangible assets
TOTAL	14,887	12,769		2,439	381	(7,137)		(1,647)	(1,847)		19,845
TOTAL	39,743	23,270		2,216	425	(11,689)		(2,216)	(10,875)	(16)	40,858

B. FACTORING AND SALE OF RECEIVABLES

B.1 Gross and carrying amount

B.1.1 Factoring transactions

Description/amount		31/12/2014			31/12/2013
		Gross amount	Adjustments	Carrying amount	Gross amount	Adjustments	Carrying amount
1.	Performing receivables	3,387,539	(46,258)	3,341,281	3,372,898	(49,553)	3,323,345
	- Exposure toward assignors (with recourse)	27,575		27,575	78,456		78,456
	- Sales of future receivables
	- Other	27,575		27,575	78,456		78,456
	- Exposure toward assigned debtors (without recourse)	3,359,964	(46,258)	3,313,706	3,294,442	(49,553)	3,244,889
2.	Non-performing receivables	153,062	(28,600)	124,462	183,258	(22,238)	161,020
	2.1 Bad debt	39,086	(18,589)	20,497	52,420	(13,954)	38,466
	- Exposure toward assignors (with recourse)
	- Sales of future receivables
	- Other
	- Exposure toward assigned debtors (without recourse)	39,086	(18,589)	20,497	52,420	(13,954)	38,466
	- Purchases at less than nominal value
	- Other	39,086	(18,589)	20,497	52,420	(13,954)	38,466
	2.2 Substandard	78,213	(9,222)	68,991	93,146	(6,596)	86,550
	- Exposure toward assignors (with recourse)
	- Sales of future receivables
	- Other
	- Exposure toward assigned debtors (without recourse)	78,213	(9,222)	68,991	93,146	(6,596)	86,550
	- Purchases at less than nominal value
	- Other	78,213	(9,222)	68,991	93,146	(6,596)	86,550
	2.3 Restructured	29,026	(633)	28,393	32,046	(203)	31,843
	- Exposure toward assignors (with recourse)
	- Sales of future receivables
	- Other
	- Exposure toward assigned debtors (without recourse)	29,026	(633)	28,393	32,046	(203)	31,843
	- Purchases at less than nominal value
	- Other	29,026	(633)	28,393	32,046	(203)	31,843
	2.4 Past due	6,737	(156)	6,581	5,646	(1,485)	4,161
	- Exposure toward assignors (with recourse)
	- Sales of future receivables
	- Other
	- Exposure toward assigned debtors (without recourse)	6,737	(156)	6,581	5,646	(1,485)	4,161
	- Purchases at less than nominal value
	- Other	6,737	(156)	6,581	5,646	(1,485)	4,161
Total		3,540,601	(74,858)	3,465,743	3,556,156	(71,791)	3,484,365

B.2 Maturity ranges

B.2.1 Factoring transactions with recourse: advances and receivables

Maturity ranges	Advances		Receivables
	31/12/2014	31/12/2013	31/12/2014	31/12/2013
- On demand
- Up to 3 months	18,765	50,393	18,765	50,393
- Between 3 and 6 months	4,039	10,770	4,039	10,770
- From 6 months to 1 year	4,144	17,293	4,144	17,293
- Over 1 year	627		627
- Unspecified maturity
Total	27,575	78,456	27,575	78,456

B.2 Maturity ranges (repricing date) of advances and receivables

B.2.2 Factoring transactions non recourse: exposures

Maturity ranges	Exposures
	31/12/2014	31/12/2013
- On demand	18,505	32,733
- Up to 3 months	1,333,648	1,688,704
- Between 3 and 6 months	915,697	669,288
- From 6 months to 1 year	1,169,172	1,014,986
- Over 1 year	1,146	198
- Unspecified maturity
Total	3,438,168	3,405,909

B.3 Adjustments

B.3.1 Factoring transactions

Description	Opening amount	Increases				Decreases					Closing amount
		Adjustment	Losses from sales	Transfer from other status	Other positive changes	Writeback	Gains from sales	Transfer from other status	Write-offs	Other negative changes
Specifically on non-performing assets	22,238	11,041		746	5,338	(3,376)		(198)	(7,087)	(100)	28,602
Exposure toward assignors
- Bad debt
- Substandard
- Restructured
- Past due
Exposure toward assigned debtors	22,238	11,041		746	5,338	(3,376)		(198)	(7,087)	(100)	28,602
- Bad debt	13,954	7,080		394	4,374	(978)		(198)	(6,037)		18,589
- Substandard	6,596	3,801		141	510	(1,148)			(676)		9,224
- Restructured	203	134		1	454				(159)		633
- Past due	1,485	26		210		(1,250)			(215)	(100)	156
Portfolio other activities	49,553	11,265			594	(8,548)		(548)	(2,071)	(3,988)	46,257
- Exposure toward assignors
- Exposure toward assigned debtors	49,553	11,265			594	(8,548)		(548)	(2,071)	(3,988)	46,257
Total	71,791	22,306		746	5,932	(11,924)		(746)	(9,158)	(4,088)	74,859

C. RETAIL FINANCING

The table below contains a breakdown of receivables arising from retail financing. For each category, it shows the allowance made against the loans receivable.
“Gross value” is the sum of all future repayments, including principal and interest, minus transaction costs and revenues, in accordance with the amortized cost method.

C.1 Breakdown by type

		31/12/2014			31/12/2013
		Gross amount	Adjustments	Net amount	Gross amount	Adjustments	Net amount
1.	Performing receivables	6,764,422	50,157	6,714,265	6,731,771	(47,270)	6,684,501
	- personal loans	2,413,193	(24,380)	2,388,813	2,438,569	(23,156)	2,415,413
	- special-purpose loans	4,351,229	(25,777)	4,325,452	4,293,202	(24,114)	4,269,088
	- wage-assignment loans
2.	Non-performing receivables	76,847	(57,281)	19,566	93,271	(76,521)	16,750
	Personal loans	15,903	(12,679)	3,224	18,850	(15,074)	3,776
	- bad debt	8,642	(7,455)	1,187	8,294	(7,462)	832
	- substandard	2,947	(2,391)	556	5,982	(4,590)	1,392
	- restructured	2,199	(1,278)	921	1,836	(1,355)	481
	- past due	2,115	(1,555)	560	2,738	(1,667)	1,071
	Special-purpose loans	60,944	(44,602)	16,342	74,421	(61,447)	12,974
	- bad debt	37,121	(33,976)	3,145	46,445	(42,243)	4,202
	- substandard	6,661	(2,850)	3,811	10,732	(9,057)	1,675
	- restructured	159	(1)	158	334	(13)	321
	- past due	17,003	(7,775)	9,228	16,910	(10,134)	6,776
	Wage-assignment loans
	- bad debt
	- substandard
	- restructured
	- past due
TOTAL		6,841,269	(107,438)	6,733,831	6,825,042	(123,791)	6,701,251

Special-purpose loans involve a close connection with the purchase of goods. The Group companies pay the amount financed directly to the dealer that provides the product or service to the customer.

Personal loans include all categories of general loans. In these cases, the receivables arise from a direct relationship between the Group subsidiary and the customer in relation to such customer’s general spending needs.

C.2 Classification by maturity and quality

Maturity range	Performing		Non performing
	31/12/2014	31/12/2013	31/12/2014	31/12/2013
- up to 3 months	604,337	680,548	5,341	3,611
- between 3 months and 1 year	2,164,108	1,717,616	10,021	3,982
- between 1 and 5 years	3,859,891	4,128,286	4,128	8,966
- over 5 years	85,928	158,051	76	191
- unspecified maturity
TOTAL	6,714,264	6,684,501	19,566	16,750
Non-performing receivables are considered uncollectible, in whole or in part, on the basis of objective evidence and, as such, have been written down.

C.3 Adjustments

Description	Opening amount	Increases				Decreases					Closing amount
		Adjustment	Losses from sales	Transfer from other status	Other positive changes	Writeback	Gains from sales	Transfer from other status	Write-offs	Other negative changes
Specifically on non-performing assets	76,521	18,519		13,340	1,805	(3,591)		(7,963)	(40,074)	(1,276)	57,281
Personal loans	15,074	4,258		1,068	343	(581)		(403)	(5,806)	(1,274)	12,679
- Bad debt	7,462	3,075			30				(3,110)	(2)	7,455
- Substandard	4,590	427			97	(381)			(2,138)	(204)	2,391
- Restructured	1,355	378			204			(204)	(455)		1,278
- Past due	1,667	378		1,068	12	(200)		(199)	(103)	(1,068)	1,555
Special-purpose loans	61,447	14,261		12,272	1,462	(3,010)		(7,560)	(34,268)	(2)	44,602
- Bad debt	42,243	13,006		12,209	412	(2,281)		1,932	(33,545)		33,976
- Substandard	9,057	404		46	(18)	(720)		(5,539)	(378)	(2)	2,850
- Restructured	13			1				(13)			1
- Past due	10,134	851		16	1068	(9)		(3,940)	(345)		7,775
Wage-assignment loans
- Bad debt
- Substandard
- Restructured
- Past due
Portfolio and other activities	47,270	21,909		42	3,144	(14,099)		(5,419)	(1,178)	(1,512)	50,157
- Personal loans	23,156	9,645				(6,404)		(103)	(402)	(1,512)	24,380
- Revolving credit card loans
- Special-purpose loans	24,114	12,264		42	3,144	(7,695)		(5,316)	(776)		25,777
- Wage-assignment loans
TOTAL	123,791	40,428		13,382	4,949	(17,690)		(13,382)	(41,252)	(2,788)	107,438
Bad loans refer to receivables that, based on objective evidence, are considered uncollectible.

L. OTHER ASSETS

L.1 Other Loans: Gross amount and carrying amount

	31/12/2014			31/12/2013
	Gross amount	Adjustments	Carrying amount	Gross amount	Adjustments	Carrying amount
Specifically on non-performing assets	53,673	(36,683)	16,990	66,257	(43,952)	22,305
- Bad debt	27,300	(24,086)	3,214	34,700	(28,296)	6,404
- Substandard	17,630	(7,588)	10,042	9,721	(5,620)	4,101
- Restructured	4,945	(3,460)	1,485	17,146	(7,853)	9,293
- Past due	3,798	(1,549)	2,249	4,690	(2,183)	2,507
Portfolio on other activities	1,466,062	(11,446)	1,454,616	1,664,322	(11,748)	1,652,574
Total	1,519,735	(48,129)	1,471,606	1,730,579	(55,700)	1,674,879

L.2 OTHER LOANS: Classification by maturity and quality

	Other loans-performing		Other loans-non performing
	31/12/2014	31/12/2013	31/12/2014		31/12/2013
				of which doubtful		of which doubtful
- on demand	5,273	176,751
- up to 3 months	344,033	322,869	9,032	1,144	8,420	2,147
- between 3 and 6 months	123,975	87,192	5,165	1,274	1,638	1,599
- between 6 months and 1 year	332,147	280,432	1,380	(379)	5,196	1,633
- over 1 year	649,186	785,330	1,414	1,173	7,051	1,025
- unspecified maturity
Total	1,454,614	1,652,574	16,991	3,212	22,305	6,404

L.3 Other loans: adjustments

	Opening amount	Increases				Decreases					Closing amount
		Adjustment	Losses from sales	Transfer from other status	Other positive changes	Writeback	Gains from sales	Transfer from other status	Write- offs	Other negative changes
Specifically on nonperforming assets	43,952	27,643		5,015	2,579	(4,420)		(11,205)	(26,354)	(527)	36,683
- Bad debt	28,296	25,959		194	2,579	(2,752)		(5,580)	(24,610)		24,086
- Substandard	5,620	1,203		4,821		(1,668)		(1,331)	(703)	(354)	7,588
- Restructured	7,853	201						(3,798)	(725)	(71)	3,460
- Past due	2,183	280						(496)	(316)	(102)	1,549
Portfolio on other activities	11,748	5,636		6,949		(5,465)		(759)	(513)	(6,150)	11,446
Total	55,700	33,279		11,964	2,579	(9,885)		(11,964)	(26,867)	(6,677)	48,129

Section 2 - SECURITISATION TRANSACTIONS AND SALES ON RECEIVABLES

C.1 - Securitisation transactions and sales of receivables

QUALITATIVE INFORMATION

Strategy and processes underpinning receivables securitisation transactions.

The Group companies enter into securitisation transactions and sales of receivables with a view to achieving three objectives:
1) diversification of funding sources: securitisation is an important source of funding for the Group, as an alternative to traditional bank financing;
2) enhancement of the liquidity position: the Group’s ability to securitise receivables represents an important support to the Group’s liquidity position. The excellent performance of the securitisation transactions entered into to date, coupled with the sound reputation of the Group companies operating as “servicers”, allows access to this financial instrument, even in case of uncertainty in the financial markets;
3) optimization of cost of funding: the structuring of securitisation transactions and the quality of the receivable portfolio sold make it possible - thanks also to the highest rating for the portfolio - to access funding at a very attractive cost.

Types of securitisation transaction

There are essentially three different types of securitisation transactions:

(a)	“Warehouse + ABS revolving or amortizing” transactions;

(b)	“ABS revolving or amortizing” transactions;

(c)	“Conduit” transactions.

Securitisation transactions under a) above involve two distinct phases:

Warehousing phase
During this phase, the securitised portfolio is gradually built-up to the pre-established amount-through the Special Purpose Vehicle (SPV) making a number of successive purchases of receivables over a predetermined time frame.
The SPV finances the purchase of these receivables by issuing series of asset-backed securities in two different classes: the Senior Notes, subscribed in full by banks or Conduit entities which finance the purchase of such Notes by issuing commercial paper, and the Junior Notes, which are subscribed in full by the Originator company or by another company of the Group.

ABS phase (optional)
If this course of action is taken, the ABS phase commences - when the securitised portfolio reaches a level considered appropriate and market conditions are considered favorable - with the issuance and placement of different classes Asset Backed Securities (ABS securities) with European professional investors. ABSs placed in the market can be issued either by the same SPV used during the Warehousing phase of the Programme or by a new SPV, in this case after the transfer of the portfolio upon repayment of the Notes issued during the Warehousing phase.

ABS Notes issued during the ABS phase are assigned a public rating by at least one Rating Agency and are normally listed on a regulated stock exchange.

The ABS Phase can be either “revolving” - where the Originator can assign, from time to time, new receivables in accordance with the restrictions set out by the securitisation contract, for a pre-set period of time, so as to maintain the existing portfolio equal to that at the time of issue - or “amortizing”, with the portfolio declining in size, since the Originator cannot assign additional receivables.
At the end of the revolving period, or since the issuance of the ABSs - in case the ABS phase is amortizing - the amortization of the portfolio will determine the repayment of the issued securities according to the priority of payments contractually determined.
This type of structure was adopted for NIXES THREE, NIXES FOUR (these are currently in the amortizing phase, given that the warehousing phase, which ended in December 2011, was not followed by an ABS phase) and NIXES FIVE and NIXES SIX.

“ABS revolving or amortizing” transactions under b) above are structured in such a way as to perform a single sale of receivables only by the Originator Company to the Special Purpose Vehicle (SPV) created for the transaction. The SPV then issues several classes of Asset Backed Securities, placing them with European professional investors, and uses the proceeds to purchase the portfolio.
Also in this case, the ABS phase may be either “revolving” or “amortizing”, with effects on the repayment of the ABSs issued as described under a) above.

This structure has been adopted also for the following transactions:
A-BEST FOUR, A- BEST SEVEN, A-BEST EIGHT, A-BEST NINE and A-BEST TEN.

These transactions are structured to allow for the sale of receivables - up to the maximum limit of a programme - to an SPV purchasing the receivables over a pre-determined period of time.

The purchase of these portfolios of receivables is financed by the proceeds of the issue of two different classes of securities: Senior securities subscribed by banks and Conduit entities which, in turn, finance the purchase through the issue of short term securities such as commercial papers, typically with the help of the arranger banks; Senior securities subscribed by the Originator Company or by another company so as to make up the difference between the receivables sold and the maximum amount subscribed by Conduits or banks; and Junior securities subscribed by the Originator Company or by another Group company.

The Originator may, from time to time, sell new receivables that fulfill the terms of the securitisation transaction contract for up to a pre-determined amount, over a period that is typically longer than three years. Unlike the transactions described under a) and b) above, at the end of the revolving period the securities are not placed with investors, thus the portfolio starts amortizing and repayment of the securities issued begins, according to the priority set by contract.
The ERASMUS and FCT FAST 2 securitisations reflect that structure.

Revolving structure
The transactions, if revolving as described above, can also provide, for a limited period of time, for the SPV to purchase additional portfolios containing receivables of the same legal type and business origin and similar risk profile, funding such purchases solely with the collection of the receivables held in the portfolio existing at the time the ABSs were issued and which had been previously assigned by the Originator.
The revolving structure makes it possible to cover the fixed costs of the transaction over a longer period, thus optimizing the cost of the transaction. At the end of the revolving phase, the ABSs issued are repaid according to the repayment profile of the underlying receivables.

Liquidity management (liquidity line)
The Originator may be requested in every transaction, and in manners that can be formally different from one another, to allocate a liquidity line or a cash deposit to support the SPV.
The amount of the line of liquidity is contractually determined and is intended to ensure that the SPV can meet temporary cash shortfalls (typically, at payment dates) that might arise under the payment “waterfall” described below.

“Waterfall” structure
The “waterfall” structure identifies the priorities for the allocation of the cash available within the SPV. Typically, securitisation transactions adopt similar waterfall structures, providing for a pre-defined order of payments on each payment date.

In case of securitisations originated from retail financing receivables, a distinction is generally made between the “Income” (equivalent to the discount rate calculation applied to the sale of the receivables) and “Principal” components of the funds received by the SPV, providing, in essence, for the following categories of payment:
INCOME
(a) SPV expenses (mainly costs relating to Service Providers of the transaction)
(b) Swaps (contracts agreed to hedge the SPV’s interest rate risk)
(c) Payments to the Servicer
(d) Interest on securities
(e) Reinstatement/remuneration of Liquidity line
(f) Provision for overdue receivables
(g) Other payments

PRINCIPAL
(a) Coverage of any payments required but not made under INCOME waterfall as above
(b) Purchase of receivables (during revolving period)
(c) Repayment of securities issued (at end of any revolving period)
(d) Other payments

In the case of securitisations originated from dealer financing receivables, due to the different features of the portfolio, the SPV usually manages the following inflows:
(a) Current account balances
(b) Release of funds from the Cash Reserve structure
(c) Collection of receivables
(d) Issuance of new Senior Notes
(e) Issuance of new Junior Notes

to make the following payments:
(a) SPV expenses
(b) Interests on the Senior Notes
(c) Provision to Cash Reserve
(d) Purchase of receivables (during revolving period)
(e) Repayment of Senior Notes (if any)
(f) Interests on Junior Notes
(g) Repayment of Junior Notes (if any)

Servicing activity
Within the FCA Bank Group, the Originator acts always as the Servicer in securitisation transactions. In addition, FCA Bank acts as Coordinator in the ERASMUS transaction and as Performance Guarantor in the ERASMUS, NIXES FIVE, NIXES SIX and A-BEST EIGHT transactions.
The role of Servicer requires compliance with a series of qualitative standards regarding proper management of the assets backing the securities issued by the SPV, and an appropriate organizational structure in terms of operations and skills.
The Servicer’s operational responsibilities include:
a) handling contracts in accordance with its Credit and Collection Policies and applicable laws and regulations, in agreement with the SPV and with the Trustee / Representative of Noteholders of the transactions. The Servicer is also required to inform the Rating Agencies of any relevant event;
b) recording collections of installments and recoveries, transferring the amounts to the SPV. The collected amounts are transferred by the Servicer of each transaction to the SPV with the frequency applicable under each transaction (normally daily) and the amounts collected are held in interest bearing current accounts until the first available payment date, when they are used to make payments in accordance with the waterfall, or alternatively, in case of transactions in the Warehousing or ABS Revolving phases, until they are used to purchase additional receivables;
c) monitoring, reporting and control of the transaction (the Paying Agent/Calculation Agent/Agent Bank activities are assigned to an independent bank).
The SPV pays a servicing fee to the Servicer, at arm’s length.

Rating Agencies
The securitisation transactions have been structured in such a way as to obtain, in case of public placements, the highest rating for the senior bonds issued by the SPV. For public transactions (ABSs), the Group has obtained ratings of ABS securities (Senior and Mezzanine, except for Junior), from at least one of the four major rating agencies (Standard&Poor’s, Moodys’ Investor Service, DBRS and Fitch Ratings).
In private placements, instead, senior bonds may or may not have a rating (if they do, the rating is private), depending on the subscriber’s requirements.
Junior securities have no rating.

Performance of securitisation transactions
The securitised portfolios have performed extremely well as shown by the reports produced by the Servicer and in the quarterly reports prepared by the Cash Manager/Agent Bank for the Investors (in the case of public operations).
This is also highlighted in some cases by the positive review (upgrade) of the rating assigned by the Rating Agencies to the securities.
Following the downgrading of the sovereign rating assigned by the agencies to the bonds issued by the Republic of Italy, and as a result of the application of internal methodologies at the rating agencies, recently the rating of senior bonds issued by the Group in transactions backed by receivable originated in Italy were revised negatively by some agencies.

All the Group’s securitised receivables portfolios have performed well within the parameters laid down for each transaction. The portfolio has never failed to respect the “trigger events” used to monitor them.

“Trigger events” related to the portfolio are monitored, in the retail financing transactions, at each new receivables sale date during the Warehousing and Revolving phases. Monitoring does not take place in the event of “amortizing” transactions as, given its “static” nature, the portfolio is not subject to changes due to revolving sales but only to the initial assessment by the Rating Agencies. Therefore, performance measurement is for information purposes only.
The portfolio performance is monitored on a quarterly basis.

Similarly, the triggers and the portfolio performance in transactions originated by dealer financing receivables are monitored on a monthly basis. The receivables sold show a regular performance.

QUANTITATIVE INFORMATION

The tables attached herewith contain summary information relating to the main securitisation transactions originated by the FCA Bank Group and in place at 31 December 2014.

The following transactions, originated by Group Companies, have been terminated during this or the previous financial years, through the Originator’s exercise of the clean-up option at the end of amortization phase. The clean-up option is contractually defined in the transaction documents in order to allow the Originator to decide whether or not to repurchase the residual portfolio, when such portfolio falls to a minimum pre-defined level.

SPV	Clean-up Date
FIRST Italian Auto Transaction S.p.A.	28/07/2006
SECOND Italian Auto Transaction S.p.A.	29/09/2006
ABSOLUTE FUNDING S.r.l.	22/02/2008
FCC FAST	27/11/2008
A-BEST THREE Plc	10/07/2009
NIXES/A-BEST	21/04/2011
QUASAR	13/05/2011
NIXES TWO/A-BEST TWO	01/10/2011
A-BEST SIX	15/07/2013
STAR	15/01/2014
A-BEST FIVE	20/05/2014

Terms and conditions of the securitisation transactions and sales of receivables

EUR /000	A-BEST TEN			A-BEST NINE
Warehousing start date Start date	Oct-14			Jun-14
Transaction type	Public			Public
Originator	FGA CAPITAL S.p.A.			FGA CAPITAL S.p.A.
Servicer	FGA CAPITAL S.p.A.			FGA CAPITAL S.p.A.
Arranger	Unicredit /Crédit Agricole-CIB			Unicredit /Crédit Agricole-CIB
Joint Lead Manager	Citibank / Unicredit / JPMorgan / Crédit Agricole-CIB			Unicredit /Crédit Agricole-CIB
Underlying assets	Italian AutoLoans			Italian AutoLoans
Currency (CCY)	EUR			EUR
Transfer of collections (frequency)	daily			daily
Program Amount CCY/000	NA			NA
Notes outstanding	Amount	%	Coupon (bps)	Amount	%	Coupon (bps)
Class A (Senior)	419,200	87.0%	1M E+0,55	347,000	84.7%	1M E+0,75
Class B (Mezzanine)	22,500	4.7%	1M E+0,87	22,500	5.5%	1M E+1,20
Class C (Mezzanine)	10,000	2.1%	300,00	10,000	2.4%	300,00
Class D (Mezzanine)	5,000	1.0%	450,00	5,000	1.2%	450,00
Junior Tranche (Subordinated)	25,000	5.2%	VR	25,000	6.1%	VR
ABS tranches at issue	Amount	%	Tranche	Amount	%	Tranche
Class A (Senior)	437,500	87.5%	PUBLIC	437,500	87.5%	PUBLIC
Class B (Mezzanine)	22,500	4.5%	PUBLIC	22,500	4.5%	PUBLIC
Class C (Mezzanine)	10,000	2.0%	RETAINED	10,000	2.0%	RETAINED
Class D (Mezzanine)	5,000	1.0%	RETAINED	5,000	1.0%	RETAINED
Junior Tranche (Subordinated)	25,000	5.0%	RETAINED	25,000	5.0%	RETAINED
Current rating	Fitch	DBRS		Fitch	DBRS
Class A (Senior)	AA+	AAA		AA+	AAA
Class B (Mezzanine)	A	A		A	A
Class C (Mezzanine)	BBB	BBB		BBB	BBB
Class D (Mezzanine)	BBBL	BBB-		BBBL	BBB-
Junior Tranche (Subordinated)	Unrated			Unrated
NOTE
(1) Program limit
NA = Not applicable
VR = Variable Return
1M L = Libor 1 month
1M E = Euribor 1 month
WAL (aa) = Weighted Average Life (years)
Coupon (bps) = base rate + margin

EUR /000	A-BEST EIGHT			A-BEST SEVEN
Warehousing start date Start date	Apr-13			Jun-12
Transaction type	Public			Public
Originator	FGA CAPITAL UK Ltd.			FGA CAPITAL S.p.A.
Servicer	FGA CAPITAL UK Ltd.			FGA CAPITAL S.p.A.
Arranger	Unicredit / BAML / Crédit Agricole - CIB			Unicredit / RBS / Crédit Agricole-CIB
Joint Lead Manager	Unicredit / BAML / Crédit Agricole - CIB			Unicredit / RBS / Crédit Agricole-CIB
Underlying assets	UK AutoLoans			Italian AutoLoans
Currency (CCY)	GBP			EUR
Transfer of collections (frequency)	daily			daily
Program Amount CCY/000	NA			NA
Notes outstanding	Amount	%	Coupon (bps)	Amount	%	Coupon (bps)
Class A (Senior)	0	0.0%	1M L+47	46,500	45.5%	1M E+230
Class B (Mezzanine)	0	0.0%	1M L+115	29,500	28.9%	350
Class C (Mezzanine)	0	0.0%	NA	0	0.0%	NA
Class D (Mezzanine)	0	0.0%	NA	0	0.0%	NA
Junior Tranche (Subordinated)	39,700	100.0%	VR	26,100	25.6%	VR
ABS tranches at issue	Amount	%	Tranche	Amount	%	Tranche
Class A (Senior)	218,800	73.0%	PUBLIC	314,400	85.0%	PUBLIC
Class B (Mezzanine)	41,300	13.8%	PUBLIC	29,500	8.0%	PUBLIC
Class C (Mezzanine)	0	0.0%	NA	0	0.0%	NA
Class D (Mezzanine)	0	0.0%	NA	0	0.0%	NA
Junior Tranche (Subordinated)	39,700	13.2%	RETAINED	26,100	7.1%	RETAINED
Current rating	S&P	Fitch		S&P	DBRS
Class A (Senior)	0	0		AA-	AAA
Class B (Mezzanine)	0	0		A	AA
Class C (Mezzanine)	NA			NA
Class D (Mezzanine)	NA			NA
Junior Tranche (Subordinated)	Unrated			Unrated
NOTE
(1) Program limit
NA = Not applicable
VR = Variable Return
1M L = Libor 1 month
1M E = Euribor 1 month
WAL (aa) = Weighted Average Life (years)
Coupon (bps) = base rate + margin

EUR /000	A-BEST FOUR
Warehousing start date Start date	Dec-09
Transaction type	Public
Originator	FGA CAPITAL S.p.A.
Servicer	FGA CAPITAL S.p.A.
Arranger	Crédit Agricole-CIB
Joint Lead Manager	Crédit Agricole-CIB
Underlying assets	Italian AutoLoans
Currency (CCY)	EUR
Transfer of collections (frequency)	daily
Program Amount CCY/000	NA
Notes outstanding	Amount	%	Coupon (bps)
Class A (Senior)	384,208	62.8%	1M E+40
Class B (Mezzanine)	0	0.0%	0
Class C (Mezzanine)	0	0.0%	0
Class D (Mezzanine)	0	0.0%	0
Junior Tranche (Subordinated)	228,000	37.2%	VR
ABS tranches at issue	Amount	%	Tranche
Class A (Senior)	1,322,000	85.3%	PUBLIC
Class B (Mezzanine)	0	0.0%	NA
Class C (Mezzanine)	0	0.0%	NA
Class D (Mezzanine)	0	0.0%	NA
Junior Tranche (Subordinated)	228,000	14.7%	RETAINED
Current rating	S&P	DBRS
Class A (Senior)	AA-	AAA
Class B (Mezzanine)	NA
Class C (Mezzanine)	NA
Class D (Mezzanine)	NA
Junior Tranche (Subordinated)	Unrated
NOTE
(1) Program limit
NA = Not applicable
VR = Variable Return
1M L = Libor 1 month
1M E = Euribor 1 month
WAL (aa) = Weighted Average Life (years)
Coupon (bps) = base rate + margin

EUR /000	NIXES SIX			NIXES FIVE
Start date	Dec-13			Nov-12
Transaction type	Private			Private
Originator	FGA CAPITAL UK Ltd.			FGA BANK GERMANY GmbH
Servicer	FGA CAPITAL UK Ltd.			FGA BANK GERMANY GmbH
Arranger	Citibank / BAML / JPMorgan / Crédit Agricole-CIB			Citibank / BAML/Crédit Agricole-CIB
Underlying assets	UK AutoLoans			German AutoLoans and Leasing
Currency (CCY)	GBP			EUR
Transfer of collections (frequency)	daily			daily
Program Amount CCY/000	900,000,000 (1)			525,000,000 (1)
Notes outstanding	Amount	%	Coupon (bps)	Amount	%	Coupon (bps)
Class A (Senior)	900,000	67.1%	NA	373,727	89.2%	NA
Class B (Mezzanine)	NA	0.0%	NA	NA	0.0%	NA
Class C (Mezzanine)	NA	0.0%	NA	NA	0.0%	NA
Class D (Mezzanine)	NA	0.0%	NA	NA	0.0%	NA
Junior Tranche (Subordinated)	440,746	32.9%	VR	45,366	10.8%	VR
Current rating
Class A (Senior)	Unrated			Unrated
Class B (Mezzanine)	NA			NA
Class C (Mezzanine)	NA			NA
Class D (Mezzanine)	NA			NA
Junior Tranche (Subordinated)	Unrated			Unrated
NOTE
(1) Program limit
NA = Not applicable
VR = Variable Return
1M L = Libor 1 month
1M E = Euribor 1 month
WAL (aa) = Weighted Average Life (years)
Coupon (bps) = base rate + margin

EUR /000	NIXES FOUR			NIXES THREE
Start date	Jul-06			May-11
Transaction type	Private			Private
Originator	FGA CAPITAL S.p.A.			FGA BANK GERMANY GmbH
Servicer	FGA CAPITAL S.p.A.			FGA BANK GERMANY GmbH
Arranger	HVB / RBS			Crédit Agricole-CIB / LBBW
Underlying assets	Italian AutoLoans			German AutoLoans
Currency (CCY)	EUR			EUR
Transfer of collections (frequency)	daily			daily
Program Amount CCY/000	800,000,000 (1)			550,000,000 (1)
Notes outstanding	Amount	%	Coupon (bps)	Amount	%	Coupon (bps)
Class A (Senior)	0	0.0%	NA	400,205	88.8%	NA
Class B (Mezzanine)	NA	0.0%	NA	NA	0.0%	NA
Class C (Mezzanine)	NA	0.0%	NA	NA	0.0%	NA
Class D (Mezzanine)	NA	0.0%	NA	NA	0.0%	NA
Junior Tranche (Subordinated)	55,220	100.0%	VR	50,290	11.2%	VR
Current rating	Fitch	Moody’s
Class A (Senior)	0	0		Unrated
Class B (Mezzanine)	NA			NA
Class C (Mezzanine)	NA			NA
Class D (Mezzanine)	NA			NA
Junior Tranche (Subordinated)	Unrated			Unrated
NOTE
(1) Program limit
NA = Not applicable
VR = Variable Return
1M L = Libor 1 month
1M E = Euribor 1 month
WAL (aa) = Weighted Average Life (years)
Coupon (bps) = base rate + margin

EUR /000	FCT FAST 2			ERASMUS FINANCE
Start date	Apr-09			Jun-06
Transaction type	Private			Private
Originator	FGA CAPITAL S.p.A.			FGA BANK GERMANY GmbH FC FRANCE S.A. FGA CAPITAL SPAIN EFC S.A.
Servicer	FGA CAPITAL S.p.A.			FGA BANK GERMANY GmbH FC FRANCE S.A. FGA CAPITAL SPAIN EFC S.A.
Arranger	Crédit Agricole-CIB			Crédit Agricole-CIB
Underlying assets	Italian Dealers' Payables			German/French/Spanish Dealers' Payables
Currency (CCY)	EUR			EUR
Transfer of collections (frequency)	daily			daily
Program Amount CCY/000	480,000,000 (1)			340,000,000 (1)
Notes outstanding	Amount	%	Coupon (bps)	Amount	%	Coupon (bps)
Class A (Senior)	345,916	60.9%	NA	300,117	75.6%	NA
Class B (Mezzanine)	NA	0.0%	NA	NA	0.0%	NA
Class C (Mezzanine)	NA	0.0%	NA	NA	0.0%	NA
Class D (Mezzanine)	NA	0.0%	NA	NA	0.0%	NA
Junior Tranche (Subordinated)	221,939	39.1%	VR	97,035	24.4%	VR
Current rating
Class A (Senior)	Unrated			Unrated
Class B (Mezzanine)	NA			NA
Class C (Mezzanine)	NA			NA
Class D (Mezzanine)	NA			NA
Junior Tranche (Subordinated)	Unrated			Unrated
NOTE
(1) Program limit
NA = Not applicable
VR = Variable Return
1M L = Libor 1 month
1M E = Euribor 1 month
WAL (aa) = Weighted Average Life (years)
Coupon (bps) = base rate + margin

C.2.1 Financial assets sold not derecognised: value and full value

Portfolio		Financial assets held for trading			Financial assets at fair value			Financial assets held for sale			Financial assets held to maturity			Receivables			Total
		A	B	C	A	B	C	A	B	C	A	B	C	A	B	C	2014	2013
A.	Assets													4,725,416			4,725,416	5,147,146
	1, Debt securities
	2 . Equity instruments
	3 . UCITS
	4 . Loans													4,725,416			4,725,416	5,147,146
B.	Derivatives
Total 2014														4,725,416			4,725,416
	of which non performing													18,283			18,283
Total 2013														5,147,146				5,147,146
	of which non performing													15.546				15,546
A= Financial assets sold not fully derecognised (balance sheet value)
B= Financial assets sold not partially derecognised (balance sheet value)
C= Financial assets sold not partially derecognised (full value)

C.2.2 Financial liabilities referred to financial activities sold not unrecognized: balance sheet value

Liabilities / Portfolio		Financial assets held for trading	Financial assets at fair value	Financial assets held for sale	Financial assets held to maturity	Receivables	Total
1.	Payables
	a. toward assets fully recognized						0
	b. toward assets partially recognized						0
2.	Notes issued
	a. toward assets fully recognized					(3,846,349)	(3,846,349)
	b. toward assets partially recognized						0
Total 2014		0	0	0	0	(3,846,349)	(3,846,349)
Total 2013						(4,069,406)	(4,069,406)

C.2.3 Sale transactions with liabilities with recourse only to the assets sold: fair value

Portfolio		Financial assets held for trading		Financial assets at fair value		Financial assets held for sale		Financial assets held to maturity		Receivables		Total
		A	B	A	B	A	B	A	B	A	B	2014	2013
A.	Assets									4,725,416		4,725,416	5,147,146
	1. Debt securities
	2 . Equity instruments
	3 . UCITS
	4 . Loans									4,725,416		4,725,416	5,147,146
B.	Derivatives
Total assets										4,725,416		4,725,416	5,147,146
	Associated payables
	1. Payables
	2. Notes issued									(3,846,349)		(3,846,349)	(4,068,041)
Total liabilities										(3,846,349)		(3,846,349)	(4,068,041)
Total										879,067		879,067	1,079,104
A= Financial assets sold not fully derecognised
B= Financial assets sold not partially derecognised

The value of the receivables shown in the table is referred to the accounting amount.

Section 3 - INFORMATION ON RISKS AND RELATED RISK MANAGEMENT POLICIES

3.1 CREDIT RISK

QUALITATIVE INFORMATION

1 General information

The Group’s commercial activities unfold along the following activities:

•	factoring and Financing activities with the FCA Group and JLR dealer networks;

•	loans to finance the purchase of automobiles and commercial vehicles - retail car loans repayable in fixed installments or Personal Contract Purchase (PCP) loans repayable with a bullet payment;

•	finance lease transactions to finance purchases of automobiles and commercial vehicles;

•	other residual forms of finance, including personal loans for a specific purpose or otherwise;

•	long term rental activities with professionals and businesses.

The main credit risk factors are as follows:

•	customer selection and approval;

•	credit collection activities;

•	monitoring of exposure.

Customer selection and approval
In the dealer financing business, on a yearly basis, FCA and Jaguar Land Rover dealers are given an individual credit limit (plafond) for the financing of new and used vehicles inventory.
The extent of the potential risk is determined at the approval stage as the difference between the amount of the line of credit granted and the bank and insurance guarantees provided (which are related to the assigned ratings).
The credit quality is measured using a rating model that classifies the dealer’s financial strength and financial and performance ratios taken from audited financial statements and the actions of the dealer (payment punctuality, stock audits, reports to the central credit register); each dealer is given a score based on this process.
Finally, the concentration of risk on the various business Groups is measured.

In the retail financing sector, loan applications undergo an advanced assessment process that uses “Credit Scoring systems” for around 90% of applications. The systems vary for each market and for each product and guarantee a high level of automation and an objective approach to the entire approval process.
A total of 30 score cards are currently in use in all the Groups. They are constantly monitored to check their effectiveness in identifying possible bad payers. According to the monitoring activity results, scoring grids are steadily renewed.

In the Long Term Rental sector, during the approval process, the client’s ability to pay is assessed the basis of information obtained from internal and external databases and on specific assessments in the case of companies or groups. In some cases, approval of the customer may be subject to the issue of various types of specific guarantees. Repayments made by customers are monitored constantly and, in the event of default, the Credit Recovery Department is immediately involved.

Credit collection activities
In the dealer finance business, the credit collection procedures are essentially activated through termination of the dealership agreement and notification of the end of the relationship with implementation of reserves of title and subsequent repossession of the vehicles.
The indicators used to measure credit risk exposure are stock rotation, aging of overdue balances, concentration of risk by business group, utilization of linen of credit and stock audit results.

In the retail finance sector, the Group companies perform credit collection activities through a process organized into three broad areas of collection.
The first area involves making phone calls to establish an initial contract with the customer to ascertain the reasons for non-payment and ask for payment of the debt. The action resulting from the telephone collection process depends on the nature and amount of the default.
The second area - in turn divided into several phases of collection based on the age of the overdue receivables - involves extra-judicial collection activities, essentially using external credit collection companies, as coordinated by Group personnel.
The third area is represented by legal action. The Group companies follow different credit collection strategies and a different mix of credit collection methods depending on the situation they operate in.
The process to make collection measures more effective and more efficient is a constant one, performed by the Group companies and coordinated and directed by the parent company.

Monitoring of risk
Dealer financing
The Group companies analyze exposures arising from financing on the basis of each counterpart credit quality. The monitoring activity is monthly renewed, according to the outcomes of Credit Committee.
Monitoring is done centrally with the followings reports:

•	credit reclassification;

•	watch List e Work out list.

Retail and long term sector
All the Group companies monitor their exposure to risk relating to financing granted by measuring overdue balances by group of past due loans and credit quality. The exposure is monitored by determining movements on loans by group of past due loans between two different dates.
Monitoring is done centrally with the followings reports:

•	aging;

•	international Risk Reporting;

•	vintage analysis;

•	quarterly reports on exposures higher than €/k 150.

2 Credit risk policies management

2.1 Organizational structure and management, measuring and monitoring systems

Credit risk management is organized on the basis of a common model for the three lines of business.
The modus operandi approved by FCA Bank S.p.A.’s Board of Directors has been adopted by headquarters and the individual markets.
A Credit Committee will be set up in every Market for the three lines of business (Dealer Financing, Retail and Rental), made up as follows:

•	credit department for the business line;

•	sales department;

•	administration, Finance and Control department;

•	market manager.

The local Credit Committee, in the case of credit applications for amounts exceeding their limits, will send the relevant application packages with the necessary remarks and signatures to the Headquarter Internal Credit Committee, which is the next higher level for the review and credit decision, indicating the applicant’s business, credit and profitability aspects.
This Committee, within the limits of the powers assigned to it, adopts a decision on the transaction, notifying the market concerned.
If the exposure to the transaction falls within the preview of the Credit Committee or the Board of Directors, as the relevant amount exceeds Headquarter Internal Credit Committee’s limit, the latter will submit the application package with its views to the next higher level.
In case the customer is part of an international group the application has to be sent to the central level, regardless of the application amount. This step ensures the Group’s awareness of risk concentration toward the same business group.

2.2 Credit risk mitigation methods

Dealer Financing
The dealers undergo a credit analysis process. The process uses computer procedures that can assess the following for each dealer:

•	credit limit;

•	outstanding credit;

•	overdue receivables.

When credit is granted, the following are also analysed:

•	the quality of the guarantees provided;

•	financial soundness;

•	information on general conduct (results of stock audit, dishonored payments, past due invoices).

The dealer’s operating and financial situations are monitored on a continuous basis.
The guarantees currently accepted for Network/Dealer Finance activities are as follows:

•	guarantees in the form of a lien on the vehicle (in certain countries);

•	secured, bank and insurance guarantees;

•	guarantee deposits from dealers.

Retail financing and other financing types
Applications for loans are assessed - through an acceptance process - based on the ability of the customer to fulfil the commitments it intends to take on.

The guarantees currently accepted by the Group in the retail finance sector and other financing types include the following (they depend on the individual business):

•	secured guarantees;

•	personal guarantees;

•	guarantee in the form of a lien on the vehicle (in certain countries).

Portfolio assessment based on “VAL FONDI” system
The group method of monitoring exposure to credit risk is based on changes in loans by group of past due amounts between two given dates (Probability of Default) and the quantification of the final loss for each contract (Loss on Default).
This system, known internally as “VAL FONDI”, makes it possible to determine the Probability of Default (PdP), i.e. the probability, over a given period of time, that the contracts included in the portfolio will be included in the group of loans past due for over 240 days, the default band. It also estimates the Loss on Default (AdP) i.e. the possible loss obtained as the ratio between historical losses incurred and the initial sum of the contract installments.
The “VAL FONDI” System performs a detailed analysis of loans by group of past due amounts. Any provision is allocated on a proportionate basis to all loans in the same group of past due amounts.
The aging summary makes it possible to analyse and control credit risk by age of the past due amounts.
FCA Bank also makes an individual adjustment on loans that have not the same features of total portfolio (for examples, receivables exceeding a threshold, restructured loans, past due, etc.).

Long Term Rental
The Long Term Rental business is subject to the remarketing risk i.e. the risk that the market value of the rented asset is less than its book value at the end of the rental contract.
The Company monitors this risk as follows:

•
every quarter, the residual value committee determines, for each model, the residual value for use in determining the price of new long term rental contracts. It does so by using local benchmarks of the used car market and historical performance data;

•
a specific procedure is followed in order to identify any variances for fleet vehicles between market value and residual value as calculated during the acquisition phase of fleet vehicles; any differences are covered by creating provisions.

2.3 Non-performing loans

The criteria used to classify the credit risk associated with the deteriorated positions, the policies to write off deteriorated assets and write-off policies in general are in keeping with the Regulator’s guidelines.

2.4 Retail Financing information

The retail business is mainly designed to finance the purchase of vehicles of the FCA Group.
Nevertheless, JLR Portfolio at fiscal year-end accounted for 18% of the retail business, rose on the previous year, showing a significant footprint especially in the UK and German markets.
Limited financing was provided also in connection with application originated from channels other than captive: this activity is referred to as non-captive.
The Group’s retail receivable portfolio features a high granularity.
The exposures towards individual customers or groups are managed at individual operating company level. Each operating company handles the approval of loans in accordance with the regulations and limits described in the Group Credit Policies, pinpointing the overall risk profile.
Attention is called to the following:

•	the growing use of longer maturities, a trend under way throughout the credit market;

•	the progressive increase of the average tickets financed, due to the growing JLR portfolio.

QUANTITATIVE INFORMATION

1. Distribution of credit exposure by portfolio and quality

Portfolio/quality		Bad debt	Substandard	Restructured	Past due	Other	TOTAL
1.	Financial assets held for trading					13,155	13,155
2.	Financial assets at fair value
3.	Available-for-sale financial assets
4.	Financial assets held to maturity					9,715	9,715
5.	Due from banks					766,039	766,039
6.	Due from financial institutions					37,774	37,774
7.	Due from customers	33,165	85,184	31,122	27,427	13,458,204	13,635,102
8.	Hedging derivatives					83,603	83,603
Total 2014		33,165	85,184	31,122	27,427	14,368,490	14,545,388
Total 2013		57,273	100,267	42,305	19,900	14,217,227	14,436,972

2.Credit exposure

2.1 Credit exposure to customers: gross amounts and carrying amounts

Type of exposure/amount		Gross exposure	Specific adjustments	Portfolio adjustments	Carrying amount
A.	NON-PERFORMING ASSETS
	CASH EXPOSURE
	- Bad debt	130,432	(97,267)		33,165
	- Substandard	110,626	(25,442)		85,184
	- Restructured	36,494	(5,372)		31,122
	- Past due	42,922	(15,496)		27,426
	OFF-BALANCE-SHEET EXPOSURE
	- Bad debt
	- Substandard
	- Restructured
	- Past due
Total A		320,474	(143,577)		176,897
B.	PERFORMING EXPOSURE
	- Past due	536,522		(21,534)	514,988
	- Other exposure	13,049,388		(106,172)	12,943,216
Total B		13,585,910		(127,706)	13,458,204
Total (A+B)		13,906,384	(143,577)	(127,706)	13,635,101

2.2 Credit exposure to banks and financial institutions gross amounts and carrying amounts

Type of exposure/amount		Gross exposure	Specific adjustments	Portfolio adjustments	Carrying amount
A.	NON-PERFORMING ASSETS
	CASH EXPOSURE
	- Bad debt
	- Substandard
	- Restructured
	- Past due
	OFF-BALANCE-SHEET EXPOSURE
	- Bad debt
	- Substandard
	- Restructured
	- Past due
Total A
B.	PERFORMING EXPOSURE
	- Past due
	- Other exposure	803,813			803,813
TOTALE B		803,813			803,813
TOTALE A+B		803,813			803,813

3. Risk concentration

3.1 Receivables from customers - Breakdown by economic agent

Amounts in Eur/000		31/12/2014	31/12/2013
1.	Receivables from customers
	- Central Administration	391	528
	- Corporate Customers	3,668,536	4,000,651
	- Personal Customers	9,966,173	9,615,632
Total amount		13,635,100	13,616,811

3.2 Receivables from customers - Breakdown by geographic area

Amounts in Eur/000		31/12/2014	31/12/2013
1.	Receivables from customers
	- Countries in Euro currency	10,622,027	9,855,260
	- Other UE countries	2,719,778	3,435,111
	- Other countries	293,295	326,440
Total amount		13,635,100	13,616,811

3.2 MARKET RISK

3.2.1 CHANGE/INTEREST RATE RISK

QUALITATIVE DISCLOSURE

1. General Description

The Group’s financial strategy aims at:

•	maintaining a stable and diversified funding structure;

•	managing liquidity risk;

•	minimizing exposure to interest rate, currency and counterparty risk.

The Treasury department ensures that liquidity and all other financial risks are correctly managed at Group level, in accordance with the Risk Management Policies approved by the Board of Directors, managing and/or coordinating all funding and operating activities for all of the Group’s companies.

In 2014 the Group continued to pursue the goal to fund maturing assets in every time interval; in addition, the Group can rely on the availability of financing by the banking shareholder, Crédit Agricole Consumer Finance, to meet its borrowing requirements, so as to manage any liquidity risk.

Under the interest risk management policies in place, which are designed to protect consolidated interest spreads against the impact of changes in interest rates, the liability maturities (as determined on the basis of the reset dates for interest rates) are matched to asset maturities.

The interest risk exposure is calculated using the following methods:

•	Reset Gap Analysis: this method is aimed at identifying the gap between assets and liabilities with reset dates in the same time period - three months in year one and six months in later years;

•	Duration Analysis: the objective of this method is to identify the difference between the durations of assets and liabilities by reset date.

Maturity matching is achieved through the use of more liquid derivatives, including interest rate swaps and forward rate agreements (Group risk management policies call specifically for the use of plain vanilla products).
The interest rate risk hedging strategy pursued during the year delivered a substantially fully hedged position thus neutralizing the potential impact of interest rates volatility.
In terms of exchange rate risk, it is Group policy not to hold any position in foreign currency. Accordingly, portfolios in currencies other than Euro are match-funded by currency. In some cases, the necessary funding is arranged synthetically through the use of foreign exchange swaps or a combination of interest rate and currency swaps (Group risk management policies allow the use of foreign exchange transactions solely for hedging purposes).
Counterparty risk is minimized, in accordance with the criteria set by Group risk management policies, through the selection of prime banking counterparties with a high credit rating, the use of short-term investment products and, in relation to derivative products, the use of standardized contracts (ISDA).

QUANTITATIVE INFORMATION

1. Distribution of financial assets and liabilities by maturity (repricing date)

Currency: EUR				(amounts in €/thousands)

Description / maturity		On demand	Up to 3 months	Between 3 and 6 months	Between 6 months and 1 year	BetweeN 1 and 5 years	Between 5 and 10 years	Over 10 years	Unspecified maturity	TOTAL
1.	Assets	882,771	2,142,753	2,183,892	2,264,528	3,968,419	82,440		388,348	11,913,151
	1.1 Receivables	627,413	2,142,753	2,183,892	2,264,528	3,968,419	82,440			11,269,445
	1.2 Other assets	255,358							388,348	643,706
2.	Liabilities	(278,298)	(8,322,932)	(505,900)	(111,700)	(3,119,800)			(246,995)	(12,585,626)
	2.1 Payables		(5,503,399)	(505,900)	(111,700)	(119,800)				(6,240,799)
	2.2 Notes issued		(2,819,533)			(3,000,000)				(5,819,533)
	2.3 Other liabilities	(278,298)							(246,995)	(525,294)
3.	Financial derivatives		6,562,950	(301,155)	(1,624,945)	(3,902,695)	(464,100)			270,055
	Options		3,281,475	(150,577)	(812,472)	(1,951,348)	(232,050)			135,028
	3.1 Long positions
	3.2 Short positions
	Other derivatives		3,281,475	(150,577)	(812,472)	(1,951,348)	(232,050)			135,028
	3.3 Long positions		8,378,927	1,059,165	124,137	4,579,943				14,142,172
	3.4 Short positions		(5,097,451)	(1,209,742)	(936,609)	(6,531,291)	(232,050)			(14,007,144)

Currency: GBP				(amounts in €/thousands)

Description / maturity		On demand	Up to 3 months	Between 3 and 6 months	Between 6 months and 1 year	BetweeN 1 and 5 years	Between 5 and 10 years	Over 10 years	Unspecified maturity	TOTAL
1.	Assets	191,646	272,077	173,579	338,494	1,434,396			162,231	2,572,423
	1.1 Receivables	182,839	272,077	173,579	338,494	1,434,396				2,401,385
	1.2 Other assets	8,807							162,231	171,038
2.	Liabilities	(21,129)	(1,304,737)		(19,258)	(19,258)			(30,283)	(1,394,665)
	2.1 Payables		(149,261)		(19,258)	(19,258)				(187,777)
	2.2 Notes issued		(1,155,476)							(1,155,476)
	2.3 Other liabilities	(21,129)							(30,283)	(51,412)
3.	Financial derivatives		5,437,283	(548,800)	(854,693)	(4,362,177)				(328,386)
	Options		2,718,642	(274,400)	(427,346)	(2,181,089)				(164,193)
	3.1 Long positions
	3.2 Short positions
	Other derivatives		2,718,642	-274,400	(427,346)	(2,181,089)				(164,193)
	3.3 Long positions		2,910,194							2,910,194
	3.4 Short positions		(191,552)	(274,400)	(427,346)	(2,181,089)				(3,074,387)

Currency: CHF				(amounts in €/thousands)

Description / maturity		On demand	Up to 3 months	Between 3 and 6 months	Between 6 months and 1 year	BetweeN 1 and 5 years	Between 5 and 10 years	Over 10 years	Unspecified maturity	TOTAL
1.	Assets	2,849	79,789	32,983	43,393	137,148			4,341	300,503
	1.1 Receivables	2,849	79,789	32,983	43,393	137,148				296,162
	1.2 Other assets								4,341	4,341
2.	Liabilities	(894)	(101,070)			(103,959)			(3,487)	(209,410)
	2.1 Payables		(101,070)							(101,070)
	2.2 Notes issued					(103,959)				(103,959)
	2.3 Other liabilities	(894)							(3,487)	(4,381)
3.	Financial derivatives		119,865	(29,108)	23,287	(63,041)				51,003
	Options		59,933	(14,554)	11,643	(31,520)				25,502
	3.1 Long positions
	3.2 Short positions
	Other derivatives		59,933	(14,554)	11,643	(31,520)				25,502
	3.3 Long positions		193,114		33,267	103,959				330,339
	3.4 Short positions		(133,181)	(14,554)	(21,623)	(135,479)				(304,838)

Currency: PLN, DKK				(amounts in €/thousands)

Description / maturity		On demand	Up to 3 months	Between 3 and 6 months	Between 6 months and 1 year	BetweeN 1 and 5 years	Between 5 and 10 years	Over 10 years	Unspecified maturity	TOTAL
1.	Assets	39,629	20,887	48,021	152,532	183,227	27,722		745	472,763
	1.1 Receivables	39,532	20,887	48,021	152,532	183,227	27,722			471,921
	1.2 Other assets	96							745	841
2.	Liabilities	(724)	(349,615)			(18,721)			(6,685)	(375,745)
	2.1 Payables		(349,615)							(349,615)
	2.2 Notes issued					(18,721)				(18,721)
	2.3 Other liabilities	(724)							(6,685)	(7,409)
3.	Financial derivatives		103,145		(22,731)	(73,955)	(6,459)
	Options		51,573		(11,365)	(36,978)	(3,229)
	3.1 Long positions
	3.2 Short positions
	Other derivatives		51,573		(11,365)	(36,978)	(3,229)
	3.3 Long positions		73,743			18,721				92,465
	3.4 Short positions		(22,171)		(11,365)	(55,699)	(3,229)			(92,465)

2. Distribution of assets, liabilities and derivatives by currency

Description		Currencies
		USD	GBP	JPY	CAD	CHF	Other
1.	Financial assets		2,401,385			296,162	471,921
	1.1 Debt securities
	1.2 Equity securities
	1.3 Receivables		2,401,385			296,162	471,921
	1.4 Other financial assets
2.	Other assets		171,038			4,341	841
3.	Financial liabilities		1,343,253			205,029	368,336
	3.1 Payables		187,777			101,070	349,615
	3.2 Debt securities		1,155,476			103,959	18,721
4.	Other liabilities		51,412			4,381	7,409
5.	Derivatives		(164,193)			25,502
	3.1 Long positions		2,910,194			330,339	92,465
	3.2 Short positions		(3,074,387)			304,838	92,465
Total assets			2,572,423			300,503	472,763
Total liabilities			1,394,665			209,410	375,745
Difference			1,177,758			91,093	97,017

3.3 OPERATIONAL RISKS

QUALITATIVE DISCLOSURE

1. General Description

FCA Bank Group has an organizational structure for the control of the operational risks in line with the Basel II principles.

This organization is based on:

•	the creation of an independent function of Operational Risk Management (currently inserted in the RPC structure);

•	the identification, collection and measurement of the main events of operating loss (with the storage of the necessary information in a common data base to monitor periodic trends);

•	the set-up of a management reporting system to support corrective actions and prevention;

•	the periodic check of the operational risk management (ORM) process by Internal Audit.

The activities carried on by FCA Bank S.p.A. is inspired by the following guidelines:

•	classification of the operational loss events under control based on the tables set out by Basel II as adapted to FCA Bank’s business;

•	role description and adoption of IT tools that make up the ORM’s framework;

•	loss data Collection LDC.

CLASSIFICATION OF OPERATIONAL RISK EVENTS

The classification of operational risk events has been adapted over the years to FCA Bank’s business requirements.
It focuses on the monitoring and analysis of the following risk categories:

•	theft and fraud (internal and external);

•	employment practices and workplace safety;

•	customers, products and business practices;

•	damage to physical assets;

•	business disruption and system failure;

•	execution, delivery and process management.

The Group as a whole pays special attention to risk issues:

EXTERNAL FRAUDS: in connection with loan applications, frauds are perpetrated mainly through the submission of false or altered documentation. Therefore, the group launched in 2008 a specific training initiative on this item for all employees called “KNOW YOUR CUSTOMER”.

PRIVACY PROTECTION: in managing customers’ personal data in relation to:

•	the necessary credit checks;

•	the storage of customer data;

•	promotion and marketing activities.
Special attention is paid, in this area, to training (periodically upgraded) of all the group staff in line with the requirements of the Data Protection Code.

PROTECTION OF THE COMPANY’S PROPRIETARY INFORMATION: carried out through the writing of internal procedures and technical instruments that the company and all partners must adopt in order to guarantee the effectiveness of the actions of protection of corporate proprietary data, with special attention to personal data.

RISKS RELATED TO NEW REGULATIONS FOR THE INDUSTRY: this item has been addressed by FCA Bank through the introduction of periodic monitoring, with the involvement of all the business areas and the coordination of the R&PC and Internal Audit.

LEGAL DISPUTES: the constant monitoring of this risk makes it possible to address problems before they become critical.

3. ORGANIZATIONAL STRUCTURE

The roles and responsibilities of the functions within the Parent Company and FCA Bank involved in the management of operational risks can be summarized as follows:

Operational Risk Committee (Parent Company): this body meets during the internal control meeting on a quarterly basis, providing guidelines and policies to manage operational risk at group level. It coordinates and approves the action plans set out by each legal entity of the group, to mitigate and prevent the identified risks, monitoring the relevant progress.

Operational Risk Management (Parent Company): this function is part of the R&PC. It defines and upgrades the overall operational risk management Framework at the Group level, providing support to local risk managers as they implement the Operational risk management model, ensuring the appropriate progress reports to the Parent Company’s management.

Local Operational Risk Committee: with the new R&PC structure it is one of the responsibilities taken on by the R&PC contact person for each market. Concerning Operational Risk Management issues, this Manager implements the Framework in the company, defining and applying risk measurement and Loss Data Collection (LDC) methodologies.

Moreover, this Manager submits the LDC measurements to central Risk Management and identifies the actions to mitigate risk by getting the local management involved.
The Manager is supported by a number of contacts within the individual operational areas. These figures are responsible for identifying and reporting, in agreement with their superiors, operational loss events occurred in the period and any changes in the processes under their responsibility, analysing any possible risk associated with them.

As a support to the Operational Risk Management framework, FCA Bank has developed software to collect, analyse and report operational loss data. This procedure consists of two modules to map the risks in the different corporate processes and the collection of operational loss data.

The database so created makes it possible to prepare loss reports by individual company, company area and type of event.

4. LOSS DATA COLLECTION

The Loss Data Collection process in FCA Bank is essentially intended to:

•	be compliant with BASEL II;

•	define and comply with a set of standards and principles to support a uniform map of corporate processes;

•	define standards for the observation, measurement and mitigation of operational risks;

•	decentralize operational risk management, resulting in more effective preventive actions;

•	promote an operational risk culture, so as to improve processes by completing the analysis phases with a more focused approach on risk issues.

5. BUSINESS CONTINUITY PLAN

In order to reduce risks for the operative continuity, during the year FCA Bank has carried on activies with the scope of checking and maintaning the continuity plan.
Thus there has been the update of related procedures and the check operative standards to manage events compromising the business continuity and fulfilling tests focused on the protection of the business and of the effectiveness of the Plan elements.
The FCA Bank BCP has been developed in compliance with Vigilanza bullettin 7/2004 defining Bank mandatory requirements for the operative continuity, detailing crisis scenarios have to be taken in consideration, the essential contents of the Continuity Plan and deciding modality and frequency in updating and checking it.

3.4 LIQUIDITY RISK

QUALITATIVE DISCLOSURE

1. General Description, liquidity policies management, measuring and monitoring systems.

The Company’s liquidity risk is associated with its inability to meet its financial obligations as they come due.
Specifically, this risk would materialize if the Company were unable to renew/extend/refinance at maturity - in whole or in part for every future date on the horizon considered - parts of its funding profile (in its more or less structured forms).
To facilitate the proper identification and management of liquidity risk, it is worthy of note that:

•
the Holding is responsible for the Group’s cash management, as its Treasury department coordinates the borrowing requirements of all its subsidiaries. Moreover, all structured finance transactions are centrally managed;

•	the Company is the only Group entity with a credit rating assigned by Fitch Ratings, Moody’s e Standard&Poor’s. In this sense, all bank accounts and lines of credit are managed centrally;

•	all the Group companies refer to the Holding to meet their financing requirements through the selection of the most appropriate funding instruments.

In essence, treasury management takes place at Group level.
The Group manages this risk by matching its liabilities with its assets, by amount and maturity.
This approach, which relies also on the approval and availability of significant lines of credit (including from the banking shareholder Crédit Agricole), allows the Company and its subsidiaries to minimize their exposure to liquidity risk.

In addition, liquidity is measured monthly by currency (Euro, British pound, Swiss franc, Danish krone and Polish zloty).

The model to manage liquidity risk, rests on a number of key pillars, such as:

•	management of cash flow from operating activities and structural liquidity, also throughout a financial planning reviewed and updated;

•	constant monitoring of cash inflows/outflows and adoption of metrics to measure and control exposure to liquidity risk (maturity mismatch approach);

•	setting of supervisory limits to risk exposure;

•	stress tests to evaluate risk exposure and set under stress situations;

•
preparation of the Contingency Funding Plan, which is designed to define roles and responsibilities, actions to be taken and the identification of risk-mitigation instruments to be adopted in the event of a sudden liquidity crisis signalled by early warning indicators (EWI).

Based on the measurement carried out on the reporting date (December 31, 2014), it is confirmed that the actions taken by central treasury, thanks also to the significant lines of credit available (mainly related to the arrangements with the banking shareholder to meet the Group’s borrowing requirements and the presence of revolving securitisation programs that can still be used to carry out additional receivable assignments), were effective in managing liquidity risk.

QUANTITATIVE DISCLOSURE

1. Distribution of financial assets and liabilities by contract date

Currency: EUR

Description/ Maturity	On demand	Between 1 and 7 days	Between 7 and 15 days	Up to 15 days to 1 month	Up to 1 month to 3 months	Up to 3 months to 6 months	Up to 6 months to 1 year	Up to 1 year to 3 years	Over 3 years	Unspecified maturity
Financial assets - cash exposure	625.588	114.428	137.785	744.288	2.045.181	1.643.811	1.999.623	4.832.613	1.787.476
A.1 Bonds
A.2 Other debt securities
A.3 Receivables	625.588	114.428	137.785	744.288	1.789.823	1.643.811	1.999.623	4.832.613	1.787.476
A.4 Other financial assets					255.358
Liabilities - cash exposure	32,444	31,520	197,646	117,872	1,650,497	938,383	2,086,207	3,616,085	3,122,754
B.1 Payables toward
- Banks	3,809	31,520	197,646	75,328	1,135,821	397,305	1,200,913	2,554,900	28,090
- Financial institutions
- Customers	27,842
B.2 Notes issued	793			42,544	236,377	541,078	885,294	1,061,185	3,094,664
B.3 Other liabilities					278,298
"Off-balance sheet" transactions	(1,725)		(38)	7,251	3,175	73,424	40,174
C.1 Financial derivatives with exchange of capital
- Long Position				8,356	6,456	76,265	77,637
- Short Position					(664)		(33,023)
C.2 Financial derivatives without exchange of capital
- Positive differences	13,155		2	22	49	103	46
- Negative differences	(14,880)		(40)	(1,128)	(2,667)	(2,944)	(4,486)
C.3 Loans to be received
- Long Position
- Short Position
C.4 Irrevocable commitments to disburse funds
- Long Position
- Short Position
C.5 Financial guarantees issued

Currency: GBP

Description/ Maturity	On demand	Between 1 and 7 days	Between 7 and 15 days	Up to 15 days to 1 month	Up to 1 month to 3 months	Up to 3 months to 6 months	Up to 6 months to 1 year	Up to 1 year to 3 years	Over 3 years	Unspecifed maturity
Financial assets - cash exposure	130.936			2,931	115,815	7,803	3,239
A.1 Bonds
A.2 Other debt securities
A.3 Receivables	130,936			2,931	107,008	7,803	3,239
A.4 Other financial assets					8,807
Liabilities - cash exposure		300		67,381	211,748	151,854	765,678	742,756
B.1 Payables toward
- Banks		300		67,381	41,843	3,866	499,864	149,859
- Financial institutions
- Customers
B.2 Notes issued					148,776	147,988	265,814	592,897
B.3 Other liabilities					21,129
"Off-balance sheet" transactions	(1,260)		(16)	(6,809)	(78,209)	(79,783)	(133)
C.1 Financial derivatives with exchange of capital
- Long Position
- Short Position				(6,676)	(77,969)	(79,548)
C.2 Financial derivatives without exchange of capital
- Positive differences				4	1	5	11
- Negative differences	(1,260)		(16)	(137)	(241)	(240)	(145)
C.3 Loans to be received
- Long Position
- Short Position
C.4 Irrevocable commitments to disburse funds
- Long Position
- Short Position
C.5 Financial guarantees issued

Currency: CHF

Description/ Maturity	On demand	Between 1 and 7 days	Between 7 and 15 days	Up to 15 days to 1 month	Up to 1 month to 3 months	Up to 3 months to 6 months	Up to 6 months to 1 year	Up to 1 year to 3 years	Over 3 years	Unspecifed maturity
Financial assets - cash exposure	2,849	12,229	12,229	24,459	33,840	33,487	43,980	103,757	35,246
A.1 Bonds
A.2 Other debt securities
A.3 Receivables	2,849	12,229	12,229	24,459	33,840	33,487	43,980	103,757	35,246
A.4 Other financial assets
Liabilities - cash exposure		67			1,290	17,080	35,437	188,327
B.1 Payables toward
- Banks		67			396	17,080	33,868	84,327
- Financial institutions
- Customers
B.2 Notes issued							1,569	104,000
B.3 Other liabilities					894
"Off-balance sheet" transactions			(18)	(8,438)	624	(36)	33,226
C.1 Financial derivatives with exchange of capital
- Long Position					665		33,267
- Short Position				(8,431)
C.2 Financial derivatives without exchange of capital
- Positive differences					1
- Negative differences			(18)	(8)	(42)	(36)	(40)
C.3 Loans to be received
- Long Position
- Short Position
C.4 Irrevocable commitments to disburse funds
- Long Position
- Short Position
C.5 Financial guarantees issued

Other currencies (PLN/DKK)

Description/ Maturity	On demand	Between 1 and 7 days	Between 7 and 15 days	Up to 15 days to 1 month	Up to 1 month to 3 months	Up to 3 months to 6 months	Up to 6 months to 1 year	Up to 1 year to 3 years	Over 3 years	Unspecifed maturity
Financial assets - cash exposure	20,268	24,065	1,605	9,716	21,583	47,056	143,771	87,977	140,147
A.1 Bonds
A.2 Other debt securities
A.3 Receivables	20,268	24,065	1,605	9,716	21,486	47,056	143,771	87,977	140,147
A.4 Other financial assets					96
Liabilities - cash exposure	12,341	19	46	27,774	129,688	15,309	121,269	38,612
B.1 Payables toward
- Banks	7,628	19	46	27,774	128,964	15,309	120,591	19,891
- Financial institutions
- Customers	4,713
B.2 Notes issued							678	18,721
B.3 Other liabilities					724
"Off-balance sheet" transactions				(34)	(140)	(76)	(101)
C.1 Financial derivatives with exchange of capital
- Long Position
- Short Position
C.2 Financial derivatives without exchange of capital
- Positive differences
- Negative differences				(34)	(140)	(76)	(101)
C.3 Loans to be received
- Long Position
- Short Position
C.4 Irrevocable commitments to disburse funds
- Long Position
- Short Position
C.5 Financial guarantees issued

The profile depicted in the Quantitative Information can be interpreted also in light of the fact that the Group continued to pursue its objective to fund maturing assets for every time bucket. In addition, the Group can rely on financial support of its banking shareholder - Crédit Agricole Consumer Finance.
The due dates related to financial liabilities are exposed in according to law dispositions, not necessarily reflect the real reimbursement outline.

Section 4 - INFORMATION ON EQUITY

Please refer to FCA Bank S.p.A.’s financial statements.

Section 5 - ANALYTICAL STATEMENT OF CONSOLIDATED COMPREHENSIVE INCOME

Items		Profit before taxes	Income tax for the period	Net Amount
10.	Profit (loss) for the period	256,535	(74,060)	182,475
	Comprehensive income without release to income	(7,666)		(7,666)
20.	Property, plant and equipment
30.	Intangible assets
40.	Defined Pension Plan	(7,666)		(7,666)
50.	Non-current assets held for sale
60.	Share of valuation reserve covering gains/losses on investments recognized through equity
	Comprehensive income with release to income	18,948	263	19,210
70.	Foreign investment hedges
	a) changes in fair value
	b) release to income
	c) other changes
80.	Cash flow hedges	19,742		19,742
	a) changes in fair value
	b) release to income
	c) other changes	19,742		19,742
90.	Exchange rate differences	(794)	263	(532)
	a) changes in fair value	(794)	263	(532)
	b) release to income
	c) other changes
100.	Available-for-sale financial assets
	a) changes in fair value
	b) release to income
	- impairments
	- gains/losses on increase
	c) other changes
110.	Non-current assets held for sale
	a) changes in fair value
	b) release to income
	c) other changes
120.	Share of valuation reserve covering gains/losses on investments recognized through equity
	a) changes in fair value
	b) release to income
	- impairments
	- gains/losses on increase
	c) other changes
130.	Total after-tax gains (losses)
140.	Comprehensive income (ITEM 10+130)	267,817	(73,797)	194,020
150.	Consolidated comprehensive income attributable to noncontrolling interests	1,326		1,326
160.	Comprehensive income attributable to Group's shareholders	266,491	(73,797)	192,694

Section 6 - RELATED-PARTY TRANSACTIONS

6.1 Compensation to key executive directors
The statutory auditors of FCA Bank S.p.A. and Leasys S.p.A received fees for € 239 thousand.

6.2 Loans or Guarantees to key executive directors and statutory auditors
No loans or guarantees have been granted to key executives Directors and statutory auditors.

6.3 Information on related-party transactions
FCA Bank Group entered into transactions with associated companies and other related parties at arm’s length.

Significant details are provided in the following table:

BALANCE SHEET AT DECEMBER 31, 2014

Assets

NAME	ITEMS	Shareholders	Other related parties	Total Related Parties	% of total line item
20	Financial assets held for trading		6,446	6,446	49%
60	Receivables	9,983	112,294	122,277	1%
70	Hedging derivatives		32,289	32,289	39%
140	Other assets	294,087	77,747	371,833	45%

Transactions with Shareholders

2014
60 Receivables	9,983
Crédit Agricole Consumer Finance	2,713
FCA Italy S.p.A.	7,270
140 Other Assets	294,087
FCA Italy S.p.A.	294,087

Transactions with other Related Parties

2014
20 Financial Assets held for trading	6,446
Other CA S.a. Group companies	6,446
60 Receivables	112,294
Other CA S.a. Group companies	63,494
Other FCA Italy S.p.A. companies	21,088
Other FCA Group companies	8,680
Other CNH Industrial S.p.A. companies	19,032
70 Hedging Derivatives	32,289
Other CA S.a. Group companies	32,289
140 Other Assets	77,747
Other CA S.a. Group companies	49,433
Other FCA Italy S.p.A. companies	21,459
Other FCA Group companies	2,838
Other CNH Industrial S.p.A. companies	4,017

Liabilities

name	ITEMS	Shareholders	Other related parties	Total Related Parties	% of total line item
10	Payables	2,994,727	1,136,868	4,131,595	59%
20	Notes issued	384,303		384,303	5%
30	Financial liabilities held for trading		8,479	8,479	53%
50	Hedging derivatives		29,477	29,477	36%
90	Other liabilities	68,660	68,300	136,960	23%

Transactions with Shareholders

2014
10 Payables	(2,994,727)
Crédit Agricole Consumer Finance	(2,994,727)
20 Notes Issued	(384,303)
Crédit Agricole Consumer Finance	(384,303)
90 Other Liabilities	(68,660)
Crédit Agricole Consumer Finance	(12,282)
FCA Italy S.p.A.	(56,378)

Transactions with other Related Parties

2014
10 Payables	(1,136,868)
Other CA S.a. Group companies	(1,106,000)
Other FCA Italy S.p.A. companies	(1,732)
Other FCA Group companies	(28,491)
Other CNH Industrial S.p.A. companies	(645)
30 Financial liabilities held for trading	(8,479)
Other CA S.a. Group companies	(8,479)
50 Hedging derivatives	(29,477)
Other CA S.a. Group companies	(29,477)
90 Other liabilities	(68,300)
Other CA S.a. Group companies	(8,286)
Other FCA Italy S.p.A. companies	(59,443)
Other FCA Group companies	(451)
Other CNH Industrial S.p.A. companies	(120)

INCOME STATEMENT AT DECEMBER 31, 2014

name	ITEMS	Shareholders	Other related parties	Total Related Parties	% of total line item
10	Interest and similar income	49,897	110,600	160,497	22%
20	Interest and similar expenses	(58,021)	(39,416)	(97,437)	26%
30	Fees and commission income	3,601	42,680	46,281	33%
40	Fees and commission expenses	(67)	(1,786)	(1,853)	4%
110	Administrative expenses	(8,176)	(6,987)	(15,163)	7%
160	Other operating expenses	(35)	(337)	(372)	0%
160	Other operating income	12,201	30,602	42,803	6%

Transactions with Shareholders

2014
10 Interest and similar income	49,897
FCA Italy S.p.A.	49,897
20 Interest and similar expenses	58,021
Crédit Agricole Consumer Finance	58,021
30 Fees and commission income	3,601
FCA Italy S.p.A.	3,601
40 Fees and commission expenses	67
FCA Italy S.p.A.	67
110 Administrative expenses	(8,176)
Crédit Agricole Consumer Finance	(4,001)
FCA Italy S.p.A.	(4.175)
160 Other operating expenses	(35)
FCA Italy S,p.A.	(35)
160 Other operating income	12,201
FCA Italy S.p.A.	12,201

Transactions with other Related Parties

2014
10 Interest and similar income	110,600
Other CA S.a. Group companies	29,244
Other FCA Italy S.p.A. companies	77,757
Other FCA Group companies	2,223
Other CNH Industrial S.p.A. companies	1,376
20 Interest and similar expenses	39,416
Other CA S.a. Group companies	39,342
Other FCA Group companies	74
30 Fees and commission income	42,680
Other CA S.a. Group companies	34,161
Other FCA Italy S.p.A. companies	8,519
40 Fees and commission expenses	1,786
Other CA S.a. Group companies	1,692
Other FCA Italy S.p.A. companies	94
110 Administrative expenses	(6,987)
Other FCA Italy S.p.A. companies	(2,106)
Other FCA Group companies	(4,878)
Other CNH Industrial S.p.A. companies	(3)
160 Other operating expenses	(337)
Other FCA Italy S.p.A. companies	(257)
Other CNH Industrial S.p.A. companies	(80)
160 Other operating income	30,602
Other FCA Italy S.p.A. companies	3,656
Other FCA Group companies	12,801
Other CNH Industrial S.p.A. companies	14,145

Section 7 - ADDITIONAL INFORMATION

Translation of financial statement of foreign subsidiaries

The table below shows the exchange rates used to translate foreign currency financial statements at 31 December 2014 into Euro. For information purposes, the exchange rates used for 2013 are also shown.

	31/12/2014	Average 2014	31/12/2013	Average 2013
Polish Zloty (PLN)	4.273	4.184	4.154	4.197
Danish Crown (DKK)	7.445	7.455	7.459	7.458
Swiss Franc (CHF)	1.202	1.215	1.228	1.231
GB Pound (GBP)	0.779	0.806	0.834	0.849

Disclosure on audit related services

As required by Legislative Decree 39/10, details of audit-related services provided are as follows:

Services	Servicer provider	Company	Amount €/000
Audit	Reconta Ernst & Young S.p.A.	FCA BANK S.p.A.	142
		SPE originated by FCA BANK S.p.A. and Leasys S.p.A.	242
		Foreign Subsidiaries	1.231
	Deloitte Polska	Fiat Bank Polska	79
Attestation	Ernst & Young Financial business S.p.A.	FCA BANK S.p.A.	367
		Foreign Subsidiaries	66
	Deloitte Polska	Fiat Bank Polska	0
Other services	Ernst & Young Financial business S.p.A.	FCA BANK S.p.A.	289
		Foreign Subsidiaries	161
	Deloitte Polska	Fiat Bank Polska	39
TOTAL			2,616

REPORT OF INDEPENDENT AUDITORS

To the Shareholders
of FCA Bank S.p.A. (formerly FGA Capital S.p.A.)

We have audited the accompanying consolidated financial statements of FCA Bank S.p.A. and subsidiaries, which comprise the consolidated statement of financial position as of December 31, 2013, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of FCA Bank S.p.A. and subsidiaries at December 31, 2013, and the consolidated results of their operations and their cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter
The accompanying consolidated statement of financial position of FCA Bank S.p.A. and subsidiaries as of December 31, 2014, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, were not audited, reviewed or compiled by us and, accordingly, we express no opinion on them.

/s/ Reconta Ernst & Young S.p.A.
Turin, Italy
February 22, 2016